Exhibit 99.2

SHAREHOLDERS’ QUARTERLY REPORT

For the six months ended June 30, 2006

August 2, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
August 2, 2006
Basis of Presentation
The consolidated financial results include those of Extendicare Inc. and its subsidiaries. Unless the context indicates otherwise, a reference to “Extendicare” or the “Company” means Extendicare Inc. and its subsidiaries. The Extendicare Inc. legal entity is not itself a provider of services or products.
This Management’s Discussion and Analysis of Results of Operations and Financial Position (MD&A) describes Extendicare’s business, the business environment, the principal factors affecting the results of operations, liquidity and capital resources, and the critical accounting policies of the Company that will help the reader understand Extendicare’s consolidated financial results. This MD&A should be read in conjunction with Extendicare’s unaudited interim consolidated financial statements for the six months ended June 30, 2006, and the notes thereto, together with the MD&A and audited consolidated financial statements and accompanying notes found in the Company’s 2005 Annual Report. Extendicare’s accounting policies are in accordance with Canadian generally accepted accounting principles (GAAP) of The Canadian Institute of Chartered Accountants (CICA). All dollar amounts are in Canadian dollars unless otherwise indicated.
Executive Overview
Extendicare Inc. is a major provider of long-term care and related services in North America through its subsidiaries, and employs 38,100 people in 19 states and four provinces in North America.
The Company’s wholly owned U.S. subsidiary, Extendicare Health Services, Inc. and its subsidiaries (collectively “EHSI”), operates nursing and assisted living facilities in the United States. EHSI offers a continuum of health care services, including nursing care, assisted living and related medical specialty services, such as subacute care and rehabilitative therapy on an inpatient and outpatient basis.
The Company’s wholly owned subsidiary, Extendicare (Canada) Inc. and its subsidiaries (collectively “ECI”), operates nursing and retirement centres in Canada, and also manages a chronic care hospital unit in Ontario. ECI is a major provider of home health care in Canada through its ParaMed Home Health Care (ParaMed) division.
At June 30, 2006, Extendicare, through its subsidiaries, operated 438 facilities with capacity for 34,784 residents (December 31, 2005 – 439 facilities with capacity for 34,495 residents; June 30, 2005 – 441 facilities with capacity for 34,629 residents). The total number of facilities operated has declined since the end of 2005 by one as a result of various activities. During the 2006 first quarter, the Company acquired two nursing homes in Pennsylvania (417 beds); closed an assisted living facility in Oregon (45 units) to convert it to a nursing facility; and designated two assisted living facilities, one in Washington and one in Texas, as held for sale (123 units). During the 2006 second quarter, the Company designated a Wisconsin nursing home (63 beds) as held for sale, and began managing an assisted living facility (125 units) in New Jersey.
The Company has a significant presence (more than 10% of its resident capacity) in each of two states in the U.S. – Ohio and Pennsylvania – as well as in Canada in Ontario. Nursing and assisted living facilities are located in groups within geographic proximity of each other, thereby allowing for the regional development of ancillary businesses, cost-effective management control and reduced travel costs. The Company’s average occupancy for the six months ended June 30, 2006 was 91.2% compared to 93.0% in the same prior year period and 92.6% for the year ended December 31, 2005.
Extendicare has made remarkable progress over the past few years at the operational level. In 2005, the Company achieved a fourth consecutive year of growth in earnings before income taxes, and continued to strengthen its operations and expand its long-term care business. Through the acquisition of ALC at the end of January 2005, the Company became the fifth largest assisted living provider in the United States.

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In May 2006, the Company announced that its Board of Directors had unanimously approved a proposed reorganization (the “Reorganization”) to spin off the majority of its U.S. assisted living operations into a separate publicly-traded company, and to convert its remaining operations into a Canadian real estate investment trust (the “Extendicare REIT”). Upon completion of the Reorganization, it is anticipated that ALC will operate 206 assisted living facilities, totalling 8,251 units, in 17 states, and will rank in the top five in size of assisted living companies in the U.S. Prior to and in connection with the Reorganization, 29 of EHSI’s assisted living properties and their operations will be sold to ALC. After the separation, ALC and Extendicare REIT will enter into short-term transitional services arrangements to be conducted on an arms length basis. The Extendicare REIT will continue to operate the U.S. and Canadian nursing home and related long-term care businesses of the Company. For further details on the Reorganization, refer to “Significant Developments in 2006 – Corporate Reorganization”.
It is the Company’s intention to accomplish this strategic initiative in a manner that will maintain its commitment of quality patient care, preserve its strong relationship with employees and ensure continual success of its business operations.
The key business goals that have contributed to the Company’s success over the past few years have been to:
•	provide quality, clinically-based services;

•	strengthen both Medicare and total average daily census;

•	increase market share of Canadian home health care operations;

•	improve operating cash flow;

•	actively improve its asset portfolio through renovation, expansion or acquisition, or where appropriate through disposal of underperforming facilities;

•	expand non-government based revenue sources, thereby decreasing the level of risk and reliance on government funding;

•	diversify within the long-term care industry in the areas of rehabilitative clinics and management and consulting services;

•	increase operating efficiency; and

•	manage resident care liability claim settlements.
The Company will continue to focus on the key drivers of its success as it completes the Reorganization.
One of the major factors contributing to the improved performance of the U.S. operations has been management’s focus on driving revenue through growth in average daily census (ADC), particularly Medicare ADC. As noted in previous reports, EHSI has implemented consistent admission practices, has certified all of its nursing facility beds under the Medicare program and implemented routines that commit senior management to focus on census. These initiatives have resulted in improved Medicare census results for 2004 and 2005.
In preparation for the January 1, 2006, changes to the Resource Utilization Groupings (RUGs) classifications implemented by the Centers for Medicare & Medicaid Services, EHSI refocused its marketing strategies to target residents requiring short-term rehabilitative services and trained its clinical staff to ensure the Company could accurately assess its residents in accordance with the changes made in the RUGs classification system. As a result, though EHSI experienced a decline in census, the Company was successful in not only recovering the loss from the RUGs Refinement enhancements, but also increasing its Medicare rates. Despite the loss of the RUGs Refinement enhancements, EHSI’s average Medicare Part A rate increased from US$362.79 in the 2005 fourth quarter to US$368.09 in the first half of 2006.
The following table provides same-facility ADC for Medicare patients, and total residents served in EHSI’s nursing homes for the last eight quarters.

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	2006	2005	2006	2005	2005	2004	2005	2004

Medicare ADC	2,337	2,421	2,250	2,430	2,224	2,057	2,207	2,123
Total ADC	12,532	12,727	12,395	12,596	12,580	12,559	12,572	12,600

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Due to the refocus of EHSI’s marketing of short-term rehabilitative residents, EHSI’s Medicare ADC on a same-facility basis decreased 7.4% to 2,250 in the 2006 second quarter compared to 2,430 in the 2005 second quarter. As well, Medicare ADC declined from the 2006 first quarter by 3.7%, which is the normal trend between those quarters. In addition, total U.S. nursing home census on a same-facility basis declined 1.6% to 12,395 in the 2006 second quarter, compared to 12,596 in the 2005 second quarter, and declined 1.1% in comparison to 12,532 in the 2006 first quarter.
For further details on the significant transactions occurring in 2006, refer to “Significant Developments in 2006”, and for an analysis of the Company’s financial results, refer to the discussions under “Summary of Quarterly Results” and “2006 Second Quarter Results” and “2006 Six Months ended June 30”.
Critical Accounting Policies and Estimates
Readers should refer to the MD&A of the Company’s 2005 Annual Report for a full discussion of the Company’s critical accounting policies and estimates. The disclosures in such report have not materially changed since that report was filed; however, to the extent there have been changes in accounting policies or management’s estimates, they are discussed under “Significant Developments in 2006” and under “Changes in Accounting Policies”. Management considers an understanding of the Company’s accounting policies to be essential to an understanding of the Company’s financial statements because their application requires significant judgement and reliance on estimations of matters that are inherently uncertain. There is measurement uncertainty relating to the accounting policies applied to: revenue recognition and the valuation of accounts receivable; the valuation of assets and determination of asset impairment; the measurement of acquired assets and assumed liabilities in business combinations; the accrual for self-insured liabilities; and the accounting for future tax assets and liabilities.
Significant Developments in 2006
Corporate Reorganization
In February 2006, the Board of Directors announced the appointment of a committee of independent directors to review and consider various structures and alternatives that could provide value to shareholders. The Board believed that the Company’s share price had not been reflective of its underlying operational performance. A sale or reorganization of all or part of the Company were among the alternatives being explored. The Company retained legal counsel and retained Lehman Brothers and CIBC World Markets as its investment advisors.
In May 2006, the Company announced that its Board of Directors had unanimously approved the Reorganization, which (subject to approvals) will be implemented by a plan of arrangement and will involve:
•	The spin-off of ALC, as a public company expected to be listed on the New York Stock Exchange (NYSE) to the Subordinate Voting (EXE.A) and Multiple Voting (EXE) shareholders of Extendicare (the “Spin-Off”).

•	After giving effect to the Spin-Off of ALC, the conversion of Extendicare into a Canadian real estate investment trust (Extendicare REIT), expected to be listed on the Toronto Stock Exchange (TSX).
On completion of the Reorganization:
•	Extendicare Subordinate Voting shareholders will be entitled to receive one unit of the Extendicare REIT and one ALC subordinate voting Class A common share for each Extendicare Subordinate Voting Share.

•	Extendicare Multiple Voting shareholders will be entitled to receive 1.075 units of the Extendicare REIT and one ALC multiple voting Class B common share for each Extendicare Multiple Voting Share.
The Reorganization will require two-thirds approval of the Subordinate Voting shareholders and the Multiple Voting shareholders voting in person or by proxy at separate shareholder meetings, approval of the Ontario Superior Court of Justice and various Canadian and U.S. regulatory approvals. Extendicare expects to send its management proxy circular relating to the Reorganization to its shareholders by the end of August. All regulatory compliance requirements and approvals, refinancings and business and corporate reorganization matters are proceeding on a timely basis. The ALC Form 10, which was filed with the U.S. Securities and Exchange Commission (SEC) on June 7, 2006, is proceeding through the usual review process with no significant issues. Substantially all of the applications or filings have been made for all U.S. and Canadian regulatory compliance requirements.

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Under the Reorganization, EHSI will refinance its senior notes, term loan and revolving credit facility. Management is currently negotiating collateral mortgage backed securities (CMBS) financing of up to US$600 million, as well as a US$100 million revolving line of credit. It is anticipated that not less than US$425 million will be drawn down under the CMBS. The CMBS interest rate will be a maximum of 7.26% depending upon the amount of the financing. Extendicare is also negotiating up to a $40 million revolving line of credit in Canada to finance the redemption of its preferred shares (which will be redeemed on or before closing), and to provide additional financial flexibility. In connection with the ALC spin-off, Extendicare REIT will incur a taxable gain on the difference between its cost base of ALC and the initial trading value of its shares. Prior to the tax cost on the spin-off of ALC, the REIT’s debt is anticipated to be approximately $790 million.
As previously indicated, the Reorganization has been approved and recommended by an independent committee of the Extendicare Board of Directors. The Independent Committee was advised by independent legal counsel and Genuity Capital Markets (Genuity) as financial advisor. The Independent Committee received an oral opinion from Genuity that based on the information available to it and its work to date, the consideration to be received under the Reorganization is fair from a financial point of view to the Subordinate Voting shareholders. The recommendation by the Independent Committee was the result of an extensive strategic review process that included consideration of a range of alternatives that included conversion to a Canadian REIT and the sale of the remaining business of Extendicare after the spin-off of ALC. An extensive sale process was conducted over several months and involved 28 interested parties, of which 15 entered into confidentiality agreements. Senior management meetings were held with, and a virtual data room was made available to, certain parties. The Company ultimately considered two cash offers for the shares of the Company after the spin-off of ALC. The Independent Committee compared the consideration to be received for the shares under the highest of the cash offers against a range of potential trading prices for the REIT based on various assumptions. During its deliberations, the Independent Committee also took into account the fact that a conversion to a REIT in comparison with a sale could be completed more expeditiously, had fewer regulatory compliance requirements, provided more flexibility and tax deferral options to shareholders and provided higher certainty of completion. Ultimately, the Independent Committee considered the proposed Reorganization, and the alternatives, from a business, financial and legal perspective and unanimously recommended to the Board of Directors that the Reorganization is fair and in the best interests of the Company.
The preparation of the REIT documentation is in the final stages with the financial and tax structuring analysis almost completed. Senior management continues to analyze financial information relating to the Extendicare REIT distribution for consideration by the Extendicare REIT’s Board of Trustees. Senior management has advised the Extendicare Directors that based upon current business and market conditions it would recommend that the trustees consider initial distributions of $1.15 to $1.20 per unit per annum, assuming that ongoing annual maintenance capital expenditures of approximately $32 million ($0.46 per unit) will be made.
Unitholder distributions will be in Canadian dollars; therefore prior to closing, the REIT will enter into foreign exchange contracts to mitigate foreign exchange fluctuations affecting forecasted cash to be distributed for a period of at least three years.
The Company believes its original objective to improve shareholder value will be successfully achieved upon completion of the Reorganization. Management is continuing to drive the process forward and expects to complete the Spin-Off of ALC and conversion of the remaining business to a REIT by the middle of October.
It is the Company’s intention to accomplish this strategic initiative in a manner that will maintain its commitment of quality patient care, preserve its strong relationship with employees and ensure continual success of its business operations.
As a result of the Reorganization, certain of the risks that the Company identified in its most recent Annual Report and Annual Information Form will change upon the Spin-Off of ALC and conversion of Extendicare into a REIT. The changes in risk factors include:
1)	The risks associated with EHSI’s assisted living operations will be reduced significantly as it will only operate two free-standing assisted living facilities (139 units) and an additional 129 units that are contained within its skilled nursing facilities. However, the percentage of non-government based revenue sources, and more stable revenue and earnings associated with the assisted living operations, will correspondingly decrease. The Company will also be less diversified within its long-term care business after the Spin-Off of ALC.

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2)	Several of EHSI’s corporate management will transfer to ALC and new management will be hired within EHSI’s operations. In addition, the Company’s President and Chief Executive Officer, Mel Rhinelander, will be retiring, and Phil Small, EHSI’s President and Chief Operating Officer will become the President and Chief Executive Officer of Extendicare REIT.
3)	Considerable resources and charges will be incurred in connection with the Spin-Off of ALC, refinancing of debt and conversion to a REIT. In addition, the Company will be subject to taxes on the transfer of 29 assisted living facilities to ALC and the Spin-Off of ALC. The tax liability on the Spin-Off of ALC will be determined based upon the excess of the initial trading value of ALC shares after the Spin-Off over the cost basis of ALC, and therefore can not be precisely determined at this time. The Company believes it will have arranged sufficient financing to replace its current debt, provide a line of credit to meet its operational needs, and fund the costs and taxes associated with the Reorganization.
Update of U.S. Legislative Actions Affecting Revenue
The majority of the Company’s operations are in the United States where 72.7% of its revenue for the first half of 2006 was earned. EHSI receives payment for its services and products from the federal (Medicare) and state (Medicaid) medical assistance programs, as well as from private payors. Private-pay revenue includes payments from individuals, commercial insurers, health maintenance organizations, preferred provider organizations and other charge-based payment sources, including Blue Cross associations and the Department of Veterans Affairs.
Medicaid rates are generally lower than rates earned from Medicare or private/other sources. Therefore, the Company considers Quality Mix an important performance measurement indicator, where “Quality Mix” is defined as revenue or census earned from payor sources other than from Medicaid programs. In addition, within Quality Mix, the Company focuses on short-term stay programs and services for its nursing home operations.
The following table sets forth EHSI’s percentage of nursing and assisted living facility revenue from continuing operations for each of its Medicare, private/other, and Medicaid payor sources, excluding revenue settlement adjustments.

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	2006	2005	2006	2005	2005	2004	2005	2004

Medicare	29.0%	28.9%	28.8%	27.7%	26.6%	29.8%	28.2%	31.9%
Private/other	27.9	23.3	28.1	26.4	27.8	20.3	27.6	19.4

Quality Mix	56.9	52.2	56.9	54.1	54.4	50.1	55.8	51.3
Medicaid	43.1	47.8	43.1	45.9	45.6	49.9	44.2	48.7

The increase in the proportion of private/other revenue is primarily due to the January 31, 2005 acquisition of ALC. For the first half of 2006, assisted living facilities, including ALC, earned approximately 79% of total revenue from private-pay residents, while nursing operations earned approximately 16% of total revenue from private-pay residents.
Medicare Funding
Effective January 1, 2006, the Centers for Medicare & Medicaid Services, or CMS, terminated the funding of the RUGs Refinements enhancements. In conjunction with this change, CMS expanded the 44 RUGs classifications to 53, providing nine new RUGs classifications to reimburse operators for the care provided for medically complex residents who require rehabilitation services and treatment of multiple illnesses. In addition, effective January 1, 2006, CMS also increased RUGs rates in the nursing and therapy components of the case mix index for all 53 RUGs rates. Despite the loss of the RUGs Refinements, EHSI’s average daily Medicare Part A rate on a same-facility basis increased from US$363.14 in the 2005 fourth quarter to US$367.60 in the 2006 first quarter and to US$370.45 in the 2006 second quarter due to refocused strategies to target residents requiring short-term rehabilitative services. Approximately 36.9% of EHSI’s Medicare census was classified into the nine new RUGs classifications, and the percentage of therapy residents increased from 79.8% in the 2005 fourth quarter to 82.5% in the 2006 first quarter and to 83.5% in the 2006 second quarter.

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On July 27, 2006, CMS announced their final regulations and rates for Medicare for fiscal 2007, indicating the implementation of a 3.1% market basket increase, effective October 1, 2006. EHSI estimates the Medicare rate increase will result in a net improvement in its average Medicare Part A rate per diem of about US$11.44, based on the average rate for the 2006 second quarter.
The Medicare Part D benefit that arose from the Medicare Prescription Drug Improvement and Modernization Act of 2003 was implemented by CMS effective January 1, 2006, and provides access to prescription drug coverage for Medicare beneficiaries. Medicare Part D is a voluntary drug benefit, except for dually eligible Medicare and Medicaid residents, who must enrol in the program. The program provides a prescription drug benefit through a fee-for-service prescription drug plan, or PDP. For a premium, eligible residents will have their drug costs administered through a government contracted PDP provider, who will negotiate contracts with the institutional pharmacies, including Omnicare, Inc. (Omnicare), which provides pharmacy services to the majority of EHSI’s nursing facilities. Omnicare had contracted with the majority of all PDPs, to which EHSI’s residents would subscribe. To date, as a result of the transition plans put into place by CMS, EHSI has not experienced an increase in its drug costs as a result of these changes. However, EHSI could be faced with incremental drug and administrative costs as PDPs exercise their strategies to manage drug costs on behalf of their subscribers.
Effective January 1, 2006, CMS reduced its level of reimbursement from 100% to 70% for Part A co-insurance bad debts involving residents who are not dually eligible for Medicare and Medicaid. Based upon EHSI’s population of non-dually eligible residents, the estimated annual impact of this change will reduce Medicare revenue by $0.6 million (US$0.5 million). EHSI continues to be reimbursed for all remaining Part A co-insurance bad debts that amounted to approximately $16.9 million (US$14.7 million) in 2005.
Effective January 1, 2006, CMS implemented a cap on Part B therapy services of US$1,740 per annum for physical and speech therapy, and a second cap of US$1,740 for occupational therapy. However, the Budget Refinement Act of 2005 established a one-year exception process to the therapy caps for individuals who can prove medical necessity for the therapy. The one-year exception process applies to the majority of EHSI’s residents requiring Part B therapy services and therefore there has been no significant reduction in the Company’s Part B therapy revenue. Effective January 2007, the exception process will be removed unless extended by U.S. Congress or CMS.
Medicaid Rates
EHSI receives new annual Medicaid rates effective July 1st in seven of the eleven states where it operates nursing facilities. EHSI is awaiting the finalization of its Medicaid rates in the majority of these states. However, final rates were received in the States of Washington and Ohio. In Washington, EHSI’s Medicaid rates increased 9.4% effective July 1, 2006, as a result of the State updating to current operator costs, or “re-basing”. The annualized impact of the rate increase is estimated at $4.7 million (US$4.2 million). The State of Ohio has implemented a new reimbursement system, and EHSI’s rates will increase only 0.3% effective July 1, 2006. The State of Pennsylvania has also announced that a new reimbursement system will be implemented effective July 1, 2006; however, the final rates have not been announced. In July 2005, EHSI did not receive an increase in rates in Ohio or Wisconsin, and the estimated weighted average increase for the seven states was less than 1.0%, exclusive of changes in case mix indices, provider tax changes, and other controllable factors. As a result of these increases, which were below the rate of inflation, EHSI’s margins were negatively impacted.
Effective January 1, 2006, the State of Indiana implemented a Medicaid rate reduction that amounts to approximately $2.3 million (US$2.1 million) per annum of lower revenue to EHSI, and applies to the 18-month period ended June 30, 2007. During this period the Medicaid rate will be adjusted for the impact of submitted cost reports and changes in case mix indices.
CMS is currently considering placing limits on the level of federal matching funds generated by Medicaid provider taxes. CMS’ current proposals would reduce the limit on provider taxes from 6% of gross revenues to 3%. The administration has requested this initiative in the President’s last two budget proposals, both of which have been rejected by Congress. CMS is likely to publish rules in August 2006 with a comment period to be effective in the next federal fiscal year. Should this occur, the reduction would be phased in over three years. Full implementation at the level of a 3% limit on provider taxes is estimated to have a $3.1 million (US$2.8 million) annualized negative impact on EHSI’s Medicaid revenue assuming an October 2006 implementation.

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Update of Canadian Legislative Actions Affecting Revenue
The fees charged by ECI for its nursing centres and home health care services are regulated by provincial authorities. Accordingly, provincial programs fund a substantial portion of these fees, with the remainder paid by individuals. Ontario is ECI’s largest market for both its long-term care and home health care services.
Ontario Long-term Care Legislation
The Ontario government is in the process of preparing a new consolidated Long-Term Care Homes Act. Ontario’s long-term care homes are currently governed by three separate pieces of legislation (Nursing Homes Act, Homes for the Aged and Rest Homes Act and Charitable Institutions Act). Through consolidation, the government expects that the single piece of legislation will ensure uniform standards and accountability. The contents of the proposed legislation are not known at this time. Therefore, to the extent it may differ from current legislation, there can be no assurance as to the impact it may have on the long-term care industry.
Ontario Long-term Care Funding
In March 2006 the government announced the annual acuity-based funding increase to take effect April 1, 2006, based on the 2005 resident classification results which showed an acuity increase of 1.98%. In April 2006 the government further announced an increase in funding for long-term care homes, effective April 1, 2006, of $29.0 million to help manage the rising cost of labour within the flow-through envelopes (specifically the nursing and personal care (nursing) and programming and support services (program) envelopes). ECI estimates that based on the number of long-term care beds it operates in Ontario, these funding adjustments will provide increased annual revenue of approximately $4.4 million, which will be offset by additional costs of resident care.
In June 2006 the government announced that effective July 1, 2006, there would be an increase of $0.12 per resident per day (or 2.25%) in funding for food costs and an increase of $0.78 per resident per day (or 1.76%) in the per diem rate for the non flow-through accommodation envelope. ECI estimates that based on the number of long-term care beds it operates in Ontario, these funding adjustments will provide increased annual revenue of approximately $1.6 million, of which $0.2 million will be directly allocated to increased food costs and the remainder is available to assist in offsetting inflationary cost increases.
Alberta Long-term Care Funding
The Alberta government confirmed changes to the long-term care funding formula for its 2005/2006 fiscal year. Long-term care providers received an annual inflationary rate increase on April 1, 2005, and on July 1, 2005, the annual funding adjustments for the case mix index (a measure of the level of care required by the resident population of the facility) occurred. Further funding changes announced on that date took effect January 1, 2006, to fund a required increase in nursing hours of care. Based on the number of long-term care beds that ECI operates in Alberta, ECI estimates that these funding changes result in additional annualized revenue of approximately $2.2 million starting April 1, 2005, and increasing to approximately $4.4 million on January 1, 2006. Most of this funding is directed towards additional nursing hours for resident care and therefore would not significantly impact earnings.
In March 2006 the Alberta government announced their 2006/2007 fiscal budget in which $42.0 million was allocated to improve continuing care services. Anticipated changes include additional funding to enable increases in the number of hours of care per resident per day to 3.6 hours effective October 2006. As a result, ECI does not anticipate a significant impact to earnings from these changes. An annual inflationary rate increase of 3.25% was received by long-term care providers effective April 1, 2006. As well, the July 1, 2006, annual funding adjustment for the case mix index occurred; however, not all of the new rates have been communicated at the time of this report, and as such the Company is not able to estimate the impact at this time.
Ontario Home Care Funding
The 2004 Ontario Budget called for an additional investment of $448.0 million in home care over the next four years. As part of that initiative, the government provided new funding of $73.2 million to Ontario’s Community Care Access Centres (CCACs) in the latter half of 2004, targeted towards acute home care, end-of-life care and chronic home care services. In July 2005 the government announced the release of $87.8 million for home care services to benefit 45,100 additional acute care clients.

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On May 1, 2006, the Ontario government further announced funding increases of $117.8 million to improve home care, of which $30.0 million would be used to implement recommendations from a comprehensive review (the “Caplan Report”) of the Community Care Access Centre Procurement Process. The announcement stated it was the intention of the government to implement 68 of 70 recommendations from the Caplan Report, which is intended to improve the procurement model with open and transparent practices, improve the quality and continuity of care, and support home care workforce stability. It is too early to assess how the timing and implementation of these recommendations will impact Extendicare’s home health care operations, but the Company is hopeful that volumes will continue to improve, and that funding directed to implement the Caplan Report’s recommendations will be sufficient. As a result of the review being conducted, the Ontario government froze the home health care Request For Proposal (RFP) process in the fall of 2004, allowing those due to expire to be extended pending the completion of the review. RFPs are expected to resume in 2007 under a new template.
Regulatory Environment Affecting Operations
Extendicare operates in a competitive marketplace and depends substantially on revenue derived from government sources, with the remaining revenue derived from commercial insurers, managed care plans and private individuals. The ongoing pressures from government programs, along with other payors seeking to control costs and/or limit reimbursement rates for medical services, are a risk to the Company. The Company also operates in a heavily regulated industry, subject to the scrutiny of federal, state and provincial regulators. Each of EHSI’s and ECI’s nursing homes must comply with regulations regarding staffing levels, resident care standards, occupational health and safety, resident confidentiality, billing and reimbursement, along with environmental, biological and other standards. Government agencies have steadily increased their enforcement activity over the past several years. The Company continually allocates increased resources to ensure compliance with and respond to inspections, investigations and/or enforcement actions, and to improve the quality of services provided to its residents.
As a foreign private issuer, the Company is subject to the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The Company is currently performing a detailed assessment of its internal control over financial reporting for the year ending December 31, 2006. There is no guarantee that the assessment will be completed on a timely basis or that material weaknesses will not be identified warranting remediation. Costs to comply with the Sarbanes-Oxley requirements are expensed as incurred. As part of its proposed Reorganization, Extendicare plans to delist from the NYSE. The Company may not meet the threshold requirements to permit it to deregister from the SEC, in which case the Company would continue to be an SEC reporting issuer and subject to the Sarbanes-Oxley Act as a foreign private issuer.
Acquisitions and Construction
On March 1, 2006, EHSI completed the acquisition of two nursing facilities (417 beds) in Pennsylvania for cash of $28.1 million (US$24.7 million). The preliminary allocation of the purchase price resulted in $2.5 million (US$2.2 million) assigned to goodwill and $0.2 million (US$0.2 million) assigned to resident relationships, which are classified as other intangible assets. The Company will complete its valuation of net assets acquired by December 31, 2006. Based on this final valuation, the purchase price allocation for accounting purposes may be adjusted in future periods.
EHSI is in the process of completing a two-phase construction program. Phase I consisted of seven projects, which have now been completed, to expand four assisted living facilities (87 units) and two skilled nursing homes (38 beds), and to add one new assisted living facility (40 units). Four of the projects were completed in 2004, representing 20 nursing beds and 86 assisted living units; two projects were completed in 2005, representing facility additions for 18 nursing beds and 25 assisted living units; and the last was completed in the first quarter of 2006 to add 16 assisted living units. Phase II represents 12 projects for 264 assisted living units and 153 nursing beds to be completed during 2005 through 2007. Six of these projects were completed in 2005, adding three new assisted living facilities (150 units), and increasing the capacity at three assisted living facilities by 71 units.
ECI has been selected by the local Regional Health Authority (David Thompson Health Region) to construct a 220-bed continuing care centre in the city of Red Deer, Alberta, which ECI will own and operate. The project is expandable to add 60 assisted/supportive living beds. The centre will be part of a seniors’ community to include an independent living housing complex being developed by a third party. The estimated cost of the 220-bed project, net of government grants, is approximately $29.1 million. The estimated cost of the additional 60 assisted/supportive living beds, net of government grants is $6.6 million. ECI has currently entered into a Memorandum of Understanding with the Health Authority, and is in the process of finalizing the arrangements, as well as seeking financing for the project.

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Valuation Adjustment on Interest Rate Caps
The Company recorded a pre-tax recovery in the first six months of 2006 of $0.5 million related to the valuation of EHSI’s interest rate caps, compared to a loss of $2.7 million in the same prior year period. The interest rate cap arrangements, which cap the projected six-month London Interbank Borrowing Rate (LIBOR) at 7%, were put in place for a notional US$275.0 million. The interest rate cap arrangements do not qualify as hedge instruments for accounting purposes, and therefore are required to be adjusted to market value each reporting period, with the change reported in earnings.
Loss (Gain) from Restructuring Charges, Asset Disposals and Other Items
The Company reported an overall pre-tax charge of $8.3 million related primarily to restructuring costs associated with management’s review of strategic initiatives, partially offset by a gain on disposal of Omnicare shares. In comparison, in the first six months of 2005, the Company recorded a pre-tax gain of $1.0 million mainly associated with the disposal of miscellaneous assets.

	Six months ended
	June 30
(millions of dollars)	2006	2005

U.S. Operations
Provision for restructuring charges	2.6	—
Loss (gain) on investment and other non-core assets	0.1	(1.3
Write-off of deferred financing costs	—	0.3
Canadian Operations
Provision for restructuring charges	5.0	—
Loss (gain) on investment and other non-core assets	(0.2)	—
Other	0.8	—

	8.3	(1.0)

Discontinued Operations
Texas and Washington Assisted Living Properties
In the first quarter of 2006, due to poor financial performance and future capital needs of the facility, EHSI decided to close an assisted living facility, located in Texas (60 units) and actively pursue the disposition of the property. As a result, the Company has classified the financial results of this facility to discontinued operations and recorded an impairment charge of $2.0 million (US$1.7 million) to reduce the property value to $2.0 million. In addition, the lease term for an assisted living facility in Washington (63 units) ended and EHSI decided to terminate its operations due to poor financial performance. However, to assist the landlord in seeking an alternative operator or buyer of the property, EHSI continued to operate the facility until April 30, 2006. As a result, the financial results of this facility have been reclassified to discontinued operations. There was no gain or loss on disposition of the operations and leasehold interest.
Minnesota Nursing Properties
Of the three Minnesota nursing properties included in discontinued operations at the end of December 2005, one of the vacant facilities was sold in the first quarter of 2006 for cash proceeds of $1.4 million (US$1.2 million), which resulted in a pre-tax recovery of $1.1 million (US$0.9 million). In April 2006 a second property was sold for $0.5 million (US$0.5 million), which resulted in a pre-tax recovery of $0.2 million (US$0.2 million). At June 30, 2006, the carrying value of the one remaining property included in assets held for sale was $0.9 million (US$0.8 million).
Wisconsin Nursing Facilities
In the second quarter of 2006, due to poor financial performance and future capital needs of a Wisconsin nursing facility (63 beds), EHSI decided to dispose of the facility. As a result, EHSI reclassified the financial results of this facility to discontinued operations and recorded an impairment charge of $1.1 million (US$1.0 million) to reduce the property value to $0.3 million (US$0.2 million), based upon its valuation of the property.
In December 2005 EHSI sold its Lakeside nursing facility, located in Chippewa Falls, Wisconsin. The facility, which was formerly leased to an operator, was classified as a discontinued operation. In the 2006 first quarter, EHSI incurred a general liability punitive settlement of $1.6 million (US$1.4 million) pertaining to the period that EHSI operated the facility, which was included in the loss from discontinued operations.

Extendicare Inc. June 2006	9

The Company has reported the results of all of these operations and the related pre-tax gains (or losses) from impairment charges and dispositions as discontinued operations and the prior periods were restated. Further details of the components of the results of the discontinued operations are provided in note 5 of the unaudited consolidated financial statements for the six months ended June 30, 2006.
Investment in Crown Life Insurance Company
Extendicare has a 34.8% equity interest in Crown Life Insurance Company (Crown Life) that is unencumbered by debt. At June 30, 2006, the Company’s carrying value of its investment was $76.5 million (December 31, 2005 – $73.8 million), which equated to Extendicare’s share of Crown Life’s book value. Dividends from Crown Life are at the discretion of its board of directors. There were no dividends received in the first half of 2006 or for the year 2005.
In 1998 an agreement was made to sell or indemnity reinsure substantially all of Crown Life’s insurance business to The Canada Life Assurance Company (Canada Life). The resulting comprehensive agreements provided for the closing of the sale of a significant portion of Crown Life’s business effective January 1, 1999. The agreements between Canada Life and Crown Life and its principal shareholders also provide that at any time after January 1, 2004, Canada Life may either acquire substantially all of the balance of Crown Life’s insurance business or, at the election of Canada Life or Crown Life’s principal shareholders, make an offer for all of the common shares of Crown Life (the “second closing”). Great-West Lifeco Inc. acquired Canada Life in July 2003, resulting in a delay in the start of negotiations with Crown Life on the final settlement of the Canada Life transaction.
On April 24, 2006, the shareholders of Crown Life filed notice with Canada Life to initiate the second closing. This process requires agreement amongst the parties on the valuation of net assets of Crown Life including certain contingent liabilities. The agreements allow for certain issues to be arbitrated, at the request of either a Crown Life shareholder or Canada Life, if agreement is not reached through negotiation. The agreements provide for a holdback from the proceeds on sale to cover an agreed maximum exposure with respect to certain contingent liabilities with such holdback to be released to Crown Life’s principal shareholders if the liabilities are settled for less than the holdback amount. In view of the process described above, it is not possible at this time to estimate when the second closing may be finalized.
Management estimates that the ultimate proceeds to be realized on the sale of Crown Life will approximate the Company’s current carrying value on a Canadian GAAP basis. At December 31, 2005, the Company’s carrying value on a U.S. GAAP basis was approximately $10 million higher than its carrying value on a Canadian GAAP basis. Management does not have the necessary information to determine its current carrying value on a U.S. GAAP basis at June 30, 2006, and accordingly, can not estimate the amount of any potential loss on sale, if any, on a U.S. GAAP basis.
Other
EHSI has a preferred provider agreement with Omnicare to provide pharmacy services to all of EHSI’s nursing facilities. In 2002 Omnicare requested arbitration for an alleged lost profits claim related to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing for this matter has not been scheduled. Management believes it has interpreted correctly and complied with the terms of the preferred provider agreement. However, there can be no assurance that other claims will not be made with respect to the agreement.
Subsequent Event
On July 31, 2006, EHSI completed the acquisition of three nursing facilities (239 beds) in Richmond, Kentucky for a total of US$10.5 million in cash (approximately US$44,000 per bed).

Extendicare Inc. June 2006	10

Summary of Quarterly Results
The following is a summary of selected consolidated financial information derived from the Company’s unaudited interim period consolidated financial statements for each of the eight most recently completed quarters.

(thousands of dollars unless	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
otherwise noted)	2006	2005	2006	2005	2005	2004	2005	2004

Revenue	487,598	479,059	489,830	509,845	485,675	435,095	488,283	417,390
EBITDA (1)	57,303	60,310	63,868	80,188	67,732	64,180	59,907	55,904

Earnings from continuing health care operations before undernoted (1)	16,073	19,196	19,181	28,521	21,513	24,447	23,673	24,581
Valuation adjustment on interest rate caps, net of income tax	70	(968)	215	(708)	89	(1,592)	221	(1,143)
Gain (loss) from restructuring charges, asset disposals, and other items, net of income tax	(1,228)	127	(4,967)	475	7,474	(3,141)	(1,511)	248
Taxes associated with reorganization/prior year benefit	—	—	(17,126)	—	—	—	—	38,968
Share of equity accounted earnings	850	606	1,603	1,683	764	1,083	875	5,256

Earnings (loss) from continuing operations	15,765	18,961	(1,094)	29,971	29,840	20,797	23,258	67,910
Loss from discontinued operations, net of income taxes	(2,047)	(1,028)	(1,264)	(4,960)	(1,090)	(1,413)	(757)	(9,219)

Net earnings (loss)	13,718	17,933	(2,358)	25,011	28,750	19,384	22,501	58,691

Components of Diluted Earnings (Loss) per Share ($) (2)
Continuing health care operations before undernoted	0.23	0.27	0.28	0.41	0.31	0.34	0.34	0.35
Valuation adjustment on interest rate caps	—	(0.01)	—	(0.01)	—	(0.03)	—	(0.01)
Gain (loss) from restructuring charges, asset disposals, and other items	(0.01)	—	(0.08)	0.01	0.10	(0.04)	(0.02)	(0.01)
Taxes assoc. with reorganization /prior year benefit	—	—	(0.25)	—	—	—	—	0.56
Share of equity accounted earnings	0.01	0.01	0.03	0.02	0.01	0.02	0.01	0.07

	0.23	0.27	(0.02)	0.43	0.42	0.29	0.33	0.96
Loss from discontinued operations, net of income taxes	(0.03)	(0.02)	(0.02)	(0.07)	(0.01)	(0.01)	(0.01)	(0.13)

Net earnings (loss)	0.20	0.25	(0.04)	0.36	0.41	0.28	0.32	0.83

(1)	Refer to discussion of non-GAAP measures.

(2)	Diluted earnings per share prior to the Subordinate Voting Share preferential dividend.

(3)	Certain comparative figures have been restated for the adoption of the accounting policy for conditional asset retirement obligations, and certain items have been reclassified for discontinued operations identified in 2006.
Non-GAAP Measures
EBITDA is generally defined as earnings from continuing operations before interest, income taxes, depreciation, amortization, and accretion. In this calculation, the Company has excluded the line items “valuation adjustment on interest rate caps” and “loss (gain) from restructuring charges, asset disposals, and other items”. These line items are reported separately because they relate to the change in the fair value of interest rate caps associated with the Company’s long-term debt, gains or losses on the disposal or impairment of assets, provisions for restructuring costs and ceased operations, and the write-off of unamortized financing costs on early retirement of debt. The Company believes that EBITDA provides meaningful supplemental information regarding its core results, because it excludes the effects of non-operating factors

Extendicare Inc. June 2006	11

related to its capital assets, such as the historical cost of the assets. The Company reports specific line items separately and excludes them from EBITDA, because such items are transitional in nature and would otherwise distort historical trends. The Company believes that certain lenders, investors and analysts use EBITDA to measure a company’s ability to service debt and meet other payment obligations, and as a common valuation measurement in the long-term care industry. For example, certain of the Company’s debt covenants use EBITDA in their calculations. In addition, management uses EBITDA to assess the Company’s operating performance and to make financing decisions. EBITDA is presented by the Company on a consistent basis from period to period, thereby allowing for consistent comparability of its operating performance.
The Company has also reported separately significant income tax items that did not relate to income earned in the current period, and has identified them as “taxes associated with reorganization/prior year tax benefit”. In the second quarter of 2006, an income tax provision was recorded with respect to the Reorganization and related primarily to withholding taxes on the Company’s cumulative undistributed share of earnings of EHSI. In the fourth quarter of 2004, a significant income tax recovery was booked related to the tax benefit on a loss that occurred in 1999.
The Company determines and reports the above line items on an after-tax basis as a means of deriving the remaining earnings from health care operations and related diluted earnings per share. The resulting term “continuing health care operations before undernoted” is a measure commonly used by the Company and its investors as a means of assessing the performance of the core operations in comparison to prior periods.
Neither EBITDA nor “continuing health care operations before undernoted” have a standardized meaning under Canadian GAAP, and they are not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA and “continuing health care operations before undernoted” are not intended to replace earnings (loss) from operations, net earnings (loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.
The following is a reconciliation of earnings from continuing health care operations before income taxes and EBITDA for each of the eight most recently completed quarters.

	First Quarter		Second Quarter			Third Quarter		Fourth Quarter
(millions of dollars)	2006	2005	2006		2005	2005	2004	2005		2004

Earnings from continuing health care operations before income taxes	22.4	30.1	24.3		45.6	46.1	31.1	26.0		34.4
Add (deduct)
Depreciation and amortization	16.9	14.6	16.7		17.9	17.5	13.5	16.6		13.3
Accretion expense	0.3	0.3	0.3		0.3	0.3	0.3	0.3		0.3
Interest, net	15.9	13.9	16.5		16.0	15.9	11.3	13.9		6.3
Valuation adjustment on interest rate caps	(0.1)	1.6	(0.4)		1.2	(0.2)	2.6	(0.3)		1.9
Loss (gain) from restructuring charges, asset disposals and other items	1.9	(0.2)	6.4		(0.8)	(11.9)	5.4	3.3		(0.2)

EBITDA	57.3	60.3	63.9	(2)	80.2	67.7	64.2	59.9	(2)	55.9	(2)

(1)	Certain comparative figures have been restated for the adoption of the accounting policy for conditional asset retirement obligations, and certain items have been reclassified for discontinued operations identified in 2006.

(2)	Does not add due to rounding.

Extendicare Inc. June 2006	12

Impact of Foreign Currency Translation
The majority of Extendicare’s operations are conducted in the United States, which accounted for 72.7% of total revenue in the first half of 2006. As a result of the strengthening of the Canadian dollar, foreign currency translation had a significant negative effect on the Company’s earnings in comparison to the first half of 2005.
The table below illustrates the changes in the average exchange rates used in translating the U.S. results for the six months ended 2006 and 2005, and its effect on the results for the first half of 2006.

Six months ended June	2006	2005

Average US/Canadian dollar exchange rate	1.1382	1.2354

Effect on Six Months ended 2006 (millions of dollars)

Revenue	(60.7)
EBITDA	(8.6)
Net earnings	(0.6)

2006 Second Quarter Results

			Change		Change
	Q2	Q2	Q2/06 over	Q1	Q2/06 over
(millions of dollars unless otherwise noted)	2006	2005	Q2/05	2006	Q1/06

Earnings (Loss) from Continuing Health Care Operations
U.S. operations in its functional currency (US$)	(4.0)	19.9	(23.9)	13.2	(17.2)
Translation to Canadian dollars	(0.7)	4.8		2.0

U.S. operations (C$)	(4.7)	24.7	(29.4)	15.2	(19.9)
Canadian operations	2.0	3.6	(1.6)	(0.3)	2.3

	(2.7)	28.3	(31.0)	14.9	(17.6)
Share of equity accounted earnings	1.6	1.7	(0.1)	0.9	0.7

Earnings (loss) from continuing operations	(1.1)	30.0	(31.1)	15.8	(16.9)
Loss from discontinued operations, net of income taxes	(1.3)	(5.0)	3.7	(2.0)	0.7

Net earnings (loss)	(2.4)	25.0	(27.4)	13.7 (1)	(16.1	)(1)

Diluted Earnings (Loss) per Subordinate Voting Share ($)
Earnings (loss) from continuing operations	(0.01)	0.43		0.23
Net earnings (loss)	(0.03)	0.36		0.20

Average US/Canadian dollar exchange rate	1.1219	1.2440		1.1547

(1)	Does not add due to rounding.
The average exchange rates used to translate the results of the U.S. operations to Canadian dollars were: 1.1219 for the 2006 second quarter, 1.2440 for the 2005 second quarter and 1.1547 for the 2006 first quarter. The loss for the 2006 second quarter was favourably impacted by $0.4 million as a result of applying the lower 2006 average foreign exchange rate versus the 2005 rate on translation of the U.S. operations.
Extendicare reported a loss from continuing operations for the 2006 second quarter of $1.1 million ($0.01 loss per diluted Subordinate Voting Share), as a result of the Reorganization, compared to earnings of $30.0 million ($0.43 per diluted Subordinate Voting Share) in the 2005 second quarter. The share of equity accounted earnings was $1.6 million compared to $1.7 million. The loss from continuing health care operations was $2.7 million compared to earnings of $28.3 million, representing a decline of $31.0 million, of which $29.4 million was from the U.S. operations and $1.6 million was from the Canadian operations.

Extendicare Inc. June 2006	13

The Company reported a net loss from restructuring charges, asset disposals and other items of pre-tax $6.4 million in the 2006 second quarter, of which $5.4 million related to advisory fees for the Reorganization, compared to a gain of $0.8 million in the 2005 second quarter. As well, the Company recorded a pre-tax gain on the valuation allowance for interest rate caps during the 2006 second quarter of $0.4 million, compared to a loss of $1.2 million in the 2005 second quarter. In addition, the Company booked a future income tax provision of $17.1 million in connection with the Reorganization, related primarily to withholding taxes on undistributed earnings of EHSI. These items on an after-tax basis totalled a loss of $21.9 million ($0.33 loss per diluted share) in the 2006 second quarter, compared to a loss of $0.2 million in the 2005 second quarter. Earnings from continuing health care operations, excluding these items, were $19.2 million ($0.28 per diluted share) compared to $28.5 million ($0.41 per diluted share) in the 2005 second quarter. This decline resulted from a number of items, including lower prior period Medicaid settlement adjustments, below inflation Medicaid funding increases, and lower Medicare census.
The loss from continuing U.S. operations was $4.7 million in the 2006 second quarter compared to earnings of $24.7 million in the 2005 second quarter, representing a decline of $29.4 million. Included in the 2006 second quarter results was a future income tax provision of $17.1 million associated with the Reorganization. Earnings from U.S. operations before income taxes were $21.8 million in the 2006 second quarter compared to $39.8 million in the same 2005 period, representing a decline of $18.0 million. The 2006 second quarter pre-tax earnings included a valuation adjustment on interest rate caps and net loss from restructuring charges, asset disposals and other items of $2.6 million compared to $0.4 million in the same prior year period. Prior period Medicaid settlement adjustments were lower by $6.3 million, with $0.5 million recorded in the 2006 second quarter compared to $6.8 million in the 2005 second quarter. The contribution from newly acquired or constructed facilities and nursing home funding increases was primarily offset by increased costs of care, and lower overall occupancy between quarters. EHSI’s average Medicaid rate increase in the 2006 second quarter compared to the 2005 second quarter (adjusted for prior period Medicaid settlements, net of the higher provider tax costs) was only 0.8%, while average nursing home wage rate increases were 3.5%.
Earnings from continuing Canadian operations were $2.0 million in the 2006 second quarter compared to $3.6 million in the 2005 second quarter. As a result of lower enacted future income tax rates, the Canadian operations recorded a future income tax recovery of $0.8 million in the 2006 second quarter. Earnings from Canadian operations before income taxes were $2.4 million in the 2006 second quarter compared to $5.8 million in the same 2005 period, representing a decline of $3.4 million. Pre-tax earnings for the 2006 second quarter included a net loss from restructuring charges, asset disposals and other items $3.4 million, of which $2.8 million related to the Reorganization. Excluding these items, earnings from the Canadian operations remained stable between periods.
In comparison to the 2006 first quarter results, the loss from continuing health care operations declined $17.6 million from earnings of $14.9 million, primarily due to income tax provisions recorded in the 2006 second quarter associated with the Reorganization. Earnings before income taxes were $24.3 million in the 2006 second quarter compared to $22.4 million in the 2006 first quarter. The valuation adjustment on interest rate caps and net loss from restructuring charges, assets disposals and other items was a loss of $6.1 million in the 2006 second quarter compared to $1.8 million in the 2006 first quarter. Prior to these items, pre-tax earnings improved by $6.1 million in the 2006 second quarter to $30.3 million from $24.2 million in the 2006 first quarter, primarily due to lower share-based compensation costs of $3.7 million and lower utility costs of $3.4 million. A decline in Medicare average daily census in EHSI in the 2006 second quarter was primarily offset by an increase in average rates and the additional day in the quarter.
Discontinued Operations
The loss from discontinued operations was $1.3 million in the 2006 second quarter compared to $5.0 million in the 2005 second quarter. The 2006 second quarter results included a pre-tax impairment charge of $1.1 million, a pre-tax recovery of $0.2 million on the sale of assets, and a pre-tax loss from operations of $1.3 million. In comparison, the 2005 second quarter represented a pre-tax impairment charge of $7.1 million and a pre-tax loss from operations of $1.1 million. Further details of the components of the results of the discontinued operations are provided in note 5 of the unaudited consolidated financial statements for the six months ended June 30, 2006.

Extendicare Inc. June 2006	14

Revenue
Revenue from continuing operations declined $20.0 million to $489.8 million in the 2006 second quarter compared to $509.8 million in the 2005 second quarter, primarily due to the stronger Canadian dollar. Newly acquired or constructed facilities generated revenue of $67.6 million in the 2006 second quarter and $59.0 million in the 2005 second quarter, for a net improvement of $8.6 million. However, revenue between periods was negatively impacted by lower prior period settlement adjustments of $15.7 million, with $0.5 million received in the 2006 second quarter compared to $16.2 million in the 2005 second quarter, and the stronger Canadian dollar on remaining revenue of $30.9 million. Excluding these items, revenue improved between periods by $18.0 million.

			Change				Change
	Q2	Q2	Q2/06 over		Change	Q1	Q2/06 over
(millions of dollars unless otherwise noted)	2006	2005	Q2/05		(%)	2006	Q1/06

Revenue
U.S. operations in its functional currency (US$)	314.9	307.6	7.3		2.4	309.2	5.7
Translation to Canadian dollars	38.4	74.9				47.8

U.S. operations (C$)	353.3	382.5	(29.2)		(7.6)	357.0	(3.7)
Canadian operations	136.5	127.4	9.1		7.1	130.6	5.9

	489.8	509.8 (1)	(20.0	)(1)	(3.9)	487.6	2.2

(1)	Does not add due to rounding.
Revenue — U.S. Operations
Revenue from U.S. operations grew 2.4% in its functional currency to US$314.9 million in the 2006 second quarter from US$307.6 million in the 2005 second quarter. Excluding an improvement of US$12.8 million from newly acquired or constructed facilities, revenue on a same-facility basis declined by US$5.4 million because of favourable settlement adjustments received in the 2005 second quarter of US$13.0 million compared to US$0.4 million in the 2006 second quarter. Prior to these settlement adjustments, same-facility revenue grew by US$7.2 million, or 2.9%, primarily due to increases in average rates, partially offset by lower nursing home occupancy.
The following table provides further details of the change in revenue from same-facility U.S. operations.

(US$ millions)

10.5	—	increase in average nursing home rates (Medicare $5.7 million, Medicaid $1.6 million, and private/other $3.2 million)
(5.9)	—	increase (decrease) in nursing home resident census (Medicare $(5.6) million, Medicaid $(0.4) million, and private/other $0.1 million)
0.5	—	increase in assisted living revenue, primarily due to higher rates
2.1	—	increase in other revenue

7.2
(12.6)	—	decline in prior period revenue adjustments ($0.4 million in 2006 compared to $13.0 million in 2005)

(5.4)

In comparison to the 2006 first quarter, revenue from U.S. operations grew by US$5.7 million from US$309.2 million. Excluding an improvement of US$5.3 million from newly acquired or constructed facilities, revenue on a same-facility basis improved by US$0.4 million. This improvement was due to: US$1.8 million increase in average rates; an additional day in the quarter of US$2.4 million; and other improvements of US$0.5 million; partially offset by a decline in nursing home census of US$3.4 million (US$2.9 million due to lower Medicare ADC); and lower prior period settlement adjustments of US$0.9 million.

Extendicare Inc. June 2006	15

Key Medicare and Medicaid statistics for the U.S. nursing home operations are summarized in the following table.

			Change		Change
	Q2	Q2	Q2/06 over	Q1	Q2/06 over
U.S. Nursing Home Operating Statistics	2006	2005	Q2/05 (%)	2006	Q1/06 (%)

Average daily census (same-facility basis)
Medicare	2,250	2,430	(7.4)	2,337	(3.7)
Private/other	1,933	1,924	0.5	1,903	1.6
Medicaid	8,212	8,242	(0.4)	8,292	(1.0)

Total	12,395	12,596	(1.6)	12,532	(1.1)

Medicare as a percent of total census (same-facility basis)	18.1	19.3		18.6
Medicaid as a percent of total census (same-facility basis)	66.3	65.4		66.2

Average percentage occupancy (same-facility basis)	91.4	92.6		92.5

Average revenue rate by payor source (US$) (1)
Medicare Part A and B	403.76	371.85	8.6	398.10	1.4
Private/other	218.00	198.91	9.6	217.28	0.3
Medicaid	152.20	148.21	2.7	150.27	1.3
Medicare Part A	369.06	342.51	7.8	367.12	0.5

(1)	Excludes prior period settlement adjustments.
EHSI’s average daily Medicare Part A rate increased 7.8% to US$369.06 in the 2006 second quarter from US$342.51 in the 2005 second quarter, of which 3.1% resulted from the October 2005 market basket increase. The balance of the improvement was attributable to the increase in the acuity care levels of Medicare patients served and changes to the RUGs classifications as of January 1, 2006. For further details, refer to “Significant Developments in 2006 — Medicare Funding”.
Excluding the impact of the prior period Medicaid settlement adjustments, EHSI’s average Medicaid rate increased 2.7% from the 2005 second quarter, and included rate increases related to and offset by higher operating costs for state provider taxes. Net of the higher state provider taxes, the average Medicaid rate increased 0.8% over the 2005 second quarter. The majority of this increase was reflective of improvements in case mix indices associated with the higher acuity levels of the resident mix, and therefore, state implemented Medicaid rate increases were less than the average realized of 0.8%.
Revenue — Canadian Operations
Revenue from Canadian operations grew $9.1 million, or 7.1%, in the 2006 second quarter compared to the 2005 second quarter. Of this improvement, $6.0 million was derived from nursing home operations, and represented funding to enhance resident care. Revenue from home health care operations increased by $3.9 million, or 12.3%, due to a 7.7% increase in hours of service and 4.0% increase in average rates. Other revenue from Canadian operations declined by $0.8 million primarily due to one-time development fees earned in the 2005 second quarter.
In comparison to the 2006 first quarter, revenue from Canadian operations improved by $5.9 million. Nursing home revenue was higher by $4.1 million primarily due to April 1 funding increases in the flow-through envelopes, and because of the additional day in the quarter. Home health care revenue improved by $2.1 million due to an increase in hours of service and average rates. Home health care hours provided were 1,219.3 in the 2006 second quarter compared to 1,181.6 in the 2006 first quarter, representing a 3.2% overall increase, and a 2.1% increase on an average daily basis. Other revenue declined $0.3 million.

Extendicare Inc. June 2006	16

EBITDA
EBITDA declined $16.3 million to $63.9 million in the 2006 second quarter from $80.2 million in the 2005 second quarter, and as a percent of revenue was 13.0% compared to 15.7%. Newly acquired or constructed facilities contributed $13.7 million to EBITDA in the 2006 second quarter and $13.9 million in the 2005 second quarter, while the stronger Canadian dollar negatively impacted the comparison of earnings on a same-facility basis by $4.0 million. Prior to these items, EBITDA was lower by $12.1 million. Results for the 2006 second quarter were unfavourably impacted by: lower prior period settlement adjustments of $6.3 million; increased costs of care; and lower overall occupancy in the U.S. operations between quarters.

					Change				Change
					Q2/06				Q2/06
	Q2	% of	Q2	% of	over		Change	Q1	over
(millions of dollars unless otherwise noted)	2006	revenue	2005	revenue	Q2/05		(%)	2006	Q1/06

EBITDA
U.S. operations in its functional currency (US$)	45.9	14.6	54.6	17.7	(8.7)		(15.9)	42.9	3.0
Translation to Canadian dollars	5.6		13.2					6.6

U.S. operations (C$)	51.5	14.6	67.8	17.7	(16.3)		(23.9)	49.5	2.0
Canadian operations	12.3	9.0	12.4	9.7	(0.1)		(0.7)	7.8	4.5

	63.9 (1)	13.0	80.2	15.7	(16.3	)(1)	(20.4)	57.3	6.6 (1)

Average US/Canadian dollar exchange rate	1.1219		1.2440					1.1547

(1)	Does not add due to rounding.
EBITDA — U.S. Operations
U.S. EBITDA was US$45.9 million in the 2006 second quarter compared to US$54.6 million in the 2005 second quarter, and as a percent of revenue was 14.6% compared to 17.7%. Excluding the improvement between periods of US$1.0 million attributable to newly acquired or constructed facilities, EBITDA from same-facility operations was US$33.7 million in the 2006 second quarter compared to US$43.4 million in the 2005 second quarter. Lower revenue from same-facility operations of US$5.4 million discussed above and higher operating, administrative and lease costs of US$4.3 million, as detailed in the table below, resulted in the decline in EBITDA from same-facility operations of US$9.7 million. Lower prior period Medicaid settlement adjustments negatively impacted EBITDA between periods by US$5.1 million (less revenue of US$12.6 million, partially offset by provider tax costs of US$7.5 million).

(US$ millions)

8.7	—	increase in labour-related costs of approximately 6.0%, which included average wage rate increase of 3.5% in nursing home operations
1.1	—	increase in provisions for bad debts
0.7	—	increase in professional fees
1.3	—	rise in other costs

11.8
(7.5)	—	decline in prior period settlement adjustments for provider tax expense incurred in the 2005 second quarter

4.3

Labour costs for the U.S. operations in the second quarters of 2006 and 2005 represented 70.4% and 69.2% of combined operating and administrative costs, and represented 58.8% and 55.7% of revenue, respectively. The calculations for the 2005 second quarter figures were lower than normal because of the significant amount of prior period settlement adjustments included in revenue and operating costs. If these were excluded, the 2005 second quarter labour costs represented 71.1% of operating and administrative costs and 57.7% of revenue.
Increases in labour costs were primarily driven by enhanced wages and benefits offered to attract and/or retain therapists, as part of EHSI’s strategy to focus on Medicare rehabilitative residents. The provision for bad debts increased in certain states due to increased scrutiny of residents applying for Medicaid funding.

Extendicare Inc. June 2006	17

In comparison to the 2006 first quarter, U.S. EBITDA improved by US$3.0 million from US$42.9 million, and as a percent of revenue improved to 14.6% from 13.9%. This improvement was primarily due to lower utilities and payroll taxes, which are generally higher in the first quarter, an increase in average payor rates, lower share-based compensation costs; and the additional day in the quarter, partially offset by a decline in nursing home occupancy.
EBITDA — Canadian Operations
EBITDA from Canadian operations was $12.3 million in the 2006 second quarter compared to $12.4 million in the 2005 second quarter. The $9.1 million improvement in revenue was offset by higher operating, administrative and lease costs of $9.2 million. Labour costs accounted for $7.7 million of this increase, represented by nursing home wage cost increases tied to funding enhancements, and increased home health care hours of service. In the second quarters of 2006 and 2005, labour costs represented 82.5% and 82.4% of operating and administrative costs and 74.5% and 73.8% of revenue, respectively.
In comparison to the 2006 first quarter, EBITDA from Canadian operations improved by $4.5 million from $7.8 million, primarily due to lower share-based compensation costs of $2.4 million and utility costs of $1.6 million, and the additional day in the quarter.
Depreciation, Amortization and Accretion
Depreciation, amortization and accretion costs were lower by $1.2 million in the 2006 second quarter from the 2005 second quarter, primarily due the favourable impact of the stronger Canadian dollar of $1.1 million.
Interest
Net interest costs for the 2006 second quarter were higher by $0.5 million from the 2005 second quarter, primarily due to an increase in the six-month LIBOR, partially offset by a favourable $1.3 million due to the impact of the stronger Canadian dollar.
Income Taxes
The Company reported a tax provision of $27.0 million in the 2006 second quarter compared to $17.3 million in the 2005 second quarter. If the Reorganization is approved and completed, the earnings of EHSI will be distributed to the Company’s unitholders on an ongoing basis, and will attract withholding taxes. Therefore, in the 2006 second quarter, the Company recorded a future income tax provision of $15.6 million pertaining to withholding tax on the balance of EHSI’s undistributed earnings at June 30, 2006. In addition, a future income tax provision of $1.5 million was recognized related to a difference in EHSI’s carrying value of its investment in ALC and its tax basis. Also, in June 2006 the Canadian Federal Government enacted a reduction in the general corporate tax rates, which will reduce the Company’s current combined federal/provincial tax rate from 36.12% to: 34.5% in 2008; 34.0% in 2009; and 33.0% in 2010. Accordingly, the Company recorded a future income tax recovery of $0.8 million during the 2006 second quarter to reflect the impact of these rate changes on its future income tax assets and liabilities. In addition, the effective tax rate was distorted by the reported loss (gain) from restructuring charges, asset disposals and other items, which included non-deductible items. Excluding these items, the 2006 second quarter effective tax rate would have been 39.6%, compared to 37.9% in the 2005 second quarter. The increase in the effective tax rate in the 2006 second quarter from the same 2005 quarter was primarily related to the non-renewal for 2006 of the U.S. Work Opportunity Tax Credit and Welfare to Work tax credits.
Share of Equity Accounted Earnings
The Company’s share of equity accounted earnings was $1.6 million in the 2006 second quarter compared to $1.7 million in the 2005 second quarter.

Extendicare Inc. June 2006	18

2006 Six Months ended June 30

	Six months ended
	June 30
(millions of dollars unless otherwise noted)	2006	2005		Change

Earnings (Loss) from Continuing Health Care Operations
U.S. operations in its functional currency (US$)	9.2	33.0		(23.8)
Translation to Canadian dollars	1.3	7.8

U.S. operations (C$)	10.5	40.7	(1)	(30.2)
Canadian operations	1.7	5.9		(4.2)

	12.2	46.6		(34.4)
Share of equity accounted earnings	2.5	2.3		0.2

Earnings from continuing operations	14.7	48.9		(34.2)
Discontinued operations, net of income taxes	(3.3)	(6.0)		2.7

Net earnings	11.4	42.9		(31.5)

Diluted Earnings per Subordinate Voting Share ($)
Earnings from continuing operations	0.22	0.71
Net earnings	0.17	0.62

Average US/Canadian dollar exchange rate	1.1382	1.2354

(1)	Does not add due to rounding.
The average exchange rates used to translate the results of the U.S. operations to Canadian dollars were: 1.1382 for the first half of 2006 and 1.2354 for the same 2005 period. Net earnings for the first half of 2006 were negatively impacted by $0.6 million as a result of applying the lower 2006 average foreign exchange rate versus the 2005 rate on translation of the U.S. operations.
Extendicare’s earnings from continuing operations for the first half of 2006 were $14.7 million ($0.22 per diluted Subordinate Voting Share) compared to $48.9 million ($0.71 per diluted Subordinate Voting Share) in the same 2005 period. The share of equity accounted earnings was $2.5 million compared to $2.3 million. Earnings from continuing health care operations were $12.2 million compared to $46.6 million, representing a decline of $34.4 million, of which $30.2 million was from the U.S. operations and $4.2 million from the Canadian operations
The Company reported a net loss from restructuring charges, asset disposals and other items of pre-tax $8.3 million in the first half of 2006, of which $7.6 million related to advisory fees for the Reorganization, compared to a gain of $1.0 million in the same 2005 period. As well, the Company recorded a pre-tax gain on the valuation allowance for interest rate caps during the first half of 2006 of $0.5 million, compared to a loss of $2.7 million in the same 2005 period. In addition, the Company booked a future income tax provision of $17.1 million in connection with the Reorganization, related primarily to withholding taxes on undistributed earnings of EHSI. These items on an after-tax basis totalled a loss of $23.0 million ($0.34 loss per diluted share) in the first half of 2006, compared to a loss of $1.1 million in the same 2005 period ($0.01 loss per diluted share). Earnings from continuing health care operations, excluding these items, were $35.3 million ($0.51 per diluted share) compared to $47.7 million ($0.68 per diluted share) in the first half of 2005. This decline resulted from a number of items, including lower prior period Medicaid settlement adjustments, below inflation Medicaid funding increases, and lower Medicare census.
Earnings from continuing U.S. operations declined by $30.2 million. Included in the results for the first half of 2006 was a future income tax provision of $17.1 million associated with the Reorganization. Earnings from U.S. operations before income taxes were $45.0 million in the first half of 2006 compared to $66.1 million in the same 2005 period, representing a decline of $21.1 million. Pre-tax earnings for the first half of 2006 included a valuation adjustment on interest rate caps and net loss from restructuring charges, asset disposals and other items of $2.3 million compared to $1.8 million in the same prior year period. Prior period Medicaid settlement adjustments were lower by $8.4 million, with $2.0 million (US$1.7 million) recorded in the first half of 2006 compared to $10.4 million (US$8.4 million) in the same 2005 period. Improvements from newly acquired or constructed facilities and nursing home funding increases were primarily offset by increased costs of care, and lower overall occupancy in the U.S. operations between periods. EHSI’s average Medicaid rate

Extendicare Inc. June 2006	19

increase in the first half of 2006 compared to the same 2005 period (adjusted for prior period Medicaid settlements, net of the higher provider tax costs) was only 0.7%, while average nursing home wage rate increases were 3.9%.
Earnings from continuing Canadian operations declined by $4.2 million in the first half of 2006 compared to the same 2005 period. As a result of lower enacted future income tax rates, the Canadian operations recorded a future income tax recovery of $0.8 million in the first half of 2006. Earnings from Canadian operations before income taxes were $1.7 million in the first half of 2006 compared to $9.5 million in the same 2005 period, representing a decline of $7.8 million. Pre-tax earnings for the first half of 2006 included a net loss from restructuring charges, asset disposals and other items of $5.6 million, of which $5.0 million related to the Reorganization. Share-based compensation costs rose to $2.2 million compared to $0.4 million, primarily due to the rise in the stock price. Excluding these items, earnings from the Canadian operations remained fairly stable between periods.
Discontinued Operations
The loss from discontinued operations was $3.3 million in the first half of 2006 compared to a loss of $6.0 million in the same 2005 period. The 2006 results included a pre-tax impairment charge of $3.1 million, a pre-tax recovery of $1.3 million on the sale of assets, and a pre-tax loss from operations of $3.8 million. The comparative 2005 results included a pre-tax impairment charge of $7.1 million and a pre-tax loss from operations of $2.8 million. Further details of the components of the results of the discontinued operations are provided in note 5 of the unaudited consolidated financial statements for the six months ended June 30, 2006.
Revenue
Revenue from continuing operations declined $11.5 million, or 1.2%, to $977.4 million in the first half of 2006 compared to the same 2005 period, primarily due to the stronger Canadian dollar. Newly acquired or constructed facilities generated revenue of $131.2 million in the first half of 2006 and $94.8 million in the same 2005 period, for a net improvement of $36.3 million. However, revenue between periods was negatively impacted by lower prior period settlement adjustments of $32.6 million, with $2.0 million received in the first half of 2006 compared to $34.6 million in the same 2005 period, and the stronger Canadian dollar on remaining revenue of $49.3 million. Excluding these items, revenue improved between periods by $34.1 million.

	Six months ended
	June 30
(millions of dollars unless otherwise noted)	2006		2005	Change		Change (%)

Revenue
U.S. operations in its functional currency (US$)	624.1		596.4	27.7		4.6
Translation to Canadian dollars	86.3		140.4

U.S. operations (C$)	710.4		736.8	(26.4)		(3.6)
Canadian operations	267.1		252.1	15.0		5.9

	977.4	(1)	988.9	(11.5	)(1)	(1.2)

(1)	Does not add due to rounding.
Revenue — U.S. Operations
Revenue from U.S. operations grew 4.6% in its functional currency to US$624.1 million in the first half of 2006 compared to the same 2005 period. Excluding a net improvement of US$38.5 million from new and disposed operations, revenue on a same-facility basis declined by US$10.8 million because of lower settlement adjustments of US$26.3 million, with US$1.7 million received in the first half of 2006 compared to US$28.0 million in the same 2005 period. Excluding these prior period adjustments, same-facility revenue grew by US$15.5 million, or 3.2%, primarily due to increases in average rates, partially offset by lower nursing home occupancy.

Extendicare Inc. June 2006	20

The following table provides further details on the change in revenue from same-facility U.S. operations.

(US$ millions)

20.5	—	increase in average nursing home rates (Medicare $11.5 million, Medicaid $2.8 million, and private/other $6.2 million)
(10.2)	—	increase (decrease) in nursing home resident census (Medicare $(8.2) million, Medicaid $(0.7) million private/other $(1.3) million)
1.3	—	increase in nursing home resident ancillary services, primarily therapy and rehabilitative services
1.3	—	increase in assisted living revenue, primarily due to higher rates
2.6	—	increase in other revenue

15.5
(26.3)	—	lower prior year revenue adjustments ($1.7 million in 2006 compared to $28.0 million in 2005)

(10.8)

Key Medicare and Medicaid statistics for the U.S. nursing home operations are summarized in the following table.

	Six months ended
	June 30
U.S. Nursing Home Operating Statistics	2006	2005	Change (%)

Average daily census (same-facility basis)
Medicare	2,293	2,425	(5.4)
Private/other	1,918	1,956	(1.9)
Medicaid	8,252	8,280	(0.3)

Total	12,463	12,661	(1.6)

Medicare as a percent of total census (same-facility basis)	18.4	19.2
Medicaid as a percent of total census (same-facility basis)	66.2	65.4

Average percentage occupancy (same-facility basis)	91.9	93.0

Average revenue rate by payor source (US$) (1)
Medicare Part A and B	400.93	371.29	8.0
Private/other	217.65	197.67	10.1
Medicaid	151.24	148.14	2.1
Medicare Part A	368.09	341.30	7.8

(1)	Excludes prior period settlement adjustments.
EHSI’s average daily Medicare Part A rates increased 7.8% to US$368.09 in the first half of 2006 compared to the same 2005 period, of which 3.1% resulted from the October 2005 market basket increase. The balance of the improvement was attributable to the increase in the acuity care levels of Medicare patients served and changes to the RUGs classifications as of January 1, 2006. For further details, refer to “Significant Developments in 2006 – Medicare Funding”.
Excluding the impact of the prior period Medicaid settlement adjustments, EHSI’s average Medicaid rate increased 2.1% from the first half of 2005, and included rate increases related to and offset by higher operating costs for state provider taxes. Net of the higher state provider taxes, the average Medicaid rate increased 0.7% over the first half of 2005. The majority of this increase was reflective of improvements in case mix indices associated with the higher acuity levels of the resident mix, and therefore, state implemented Medicaid rate increases were less than the average realized of 0.7%.
Revenue — Canadian Operations
Revenue from Canadian operations grew $15.0 million, or 5.9%, in the first half of 2006 compared to the same 2005 period. Of this improvement, $9.3 million was derived from nursing home operations, and represented funding to enhance resident care. Revenue from home health care operations increased by $6.6 million, or 10.5%, due to a 7.6% increase in hours of service and 2.4% increase in average rates. Other revenue from Canadian operations declined by $0.9 million primarily due to one-time development fees earned in the first half of 2005.

Extendicare Inc. June 2006	21

EBITDA
EBITDA declined $19.3 million to $121.2 million in the first half of 2006 from $140.5 million in the same 2005 period, and as a percent of revenue was 12.4% compared to 14.2%. Newly acquired or constructed facilities contributed $26.6 million to EBITDA in the first half of 2006 compared to $20.4 million in the first half of 2005, while the stronger Canadian dollar negatively impacted the comparison of earnings on a same-facility basis by $6.4 million. Prior to these items, EBITDA was lower by $19.1 million. Results for 2006 were unfavourably impacted by: lower prior period settlement adjustments of $8.4 million; below inflation Medicaid rate increases; increased costs of care; higher share-based compensation costs of $2.8 million, and lower overall occupancy in the U.S. operations between periods.

	Six months ended June 30
		% of		% of
(millions of dollars unless otherwise noted)	2006	revenue	2005	revenue	Change	Change (%)

EBITDA
U.S. operations in its functional currency (US$)	88.8	14.2	95.7	16.0	(6.9)	(7.2)
Translation to Canadian dollars	12.3	—	22.5	—	—	—

U.S. operations (C$)	101.1	14.2	118.2	16.0	(17.1)	(14.5)
Canadian operations	20.1	7.5	22.3	8.9	(2.2)	(9.9)

	121.2	12.4	140.5	14.2	(19.3)	(13.7)

Average US/Canadian dollar exchange rate	1.1382		1.2354

EBITDA — U.S. Operations
U.S. EBITDA was US$88.8 million in the first half of 2006 compared to US$95.7 million in the same 2005 period, and as a percent of revenue was 14.2% compared to 16.0%. Excluding the improvement between periods of US$6.9 million attributable to newly acquired or constructed facilities, EBITDA from same-facility operations was US$65.4 million in the first half of 2006 compared to US$79.1 million in the same 2005 period. Lower revenue from same-facility operations of US$10.8 million discussed above and higher operating, administrative and lease costs of US$2.9 million, as detailed in the table below, resulted in the decline in EBITDA from same-facility operations of US$13.7 million, of which US$6.7 million was due to lower prior period Medicaid settlement adjustments.

(US$ millions)

15.4	—	rise in labour-related costs of 5.3%, which included an average wage rate increase of 3.9% in nursing home operations
2.1	—	increase in provision for bad debts
1.2	—	increase in utilities, telephone and travel
1.1	—	increase in professional fees
0.7	—	increase in repairs and maintenance
2.0	—	rise in other costs

22.5 (19.6)	—	decline in prior period settlement adjustments for provider tax expense incurred in the first half of 2005

2.9

EBITDA — Canadian Operations
EBITDA from Canadian operations was $20.1 million in the first half of 2006 compared to $22.3 million in the same 2005 period. The $15.0 million increase in revenue was offset by higher operating, administrative and lease costs of $17.2 million. Labour costs accounted for $14.6 million of this increase, represented by nursing home wage cost increases tied to funding enhancements, increased home health care hours of service, and $1.8 million of higher share-based compensation costs. For the Canadian operations, labour costs represented 82.5% and 82.3% of operating and administrative costs in the first half of 2006 and 2005, respectively. As a percent of revenue, labour costs were 75.8% and 74.5%, respectively.
Depreciation, Amortization and Accretion
Depreciation, amortization and accretion costs were up by $1.1 million in the first half of 2006 from the same 2005 period. Excluding the impact of a favourable $1.8 million change due to the stronger Canadian dollar, these costs increased $2.9 million between periods, primarily due to acquisitions. Amortization of customer relationships totalled $1.3 million in the first half of 2006 compared to $1.1 million in the same 2005 period.

Extendicare Inc. June 2006	22

Interest
Net interest costs for the first half of 2006 were up $2.5 million from the same 2005 period. Excluding the impact of a favourable $1.6 million change due to the stronger Canadian dollar, these costs increased $4.1 million between periods, primarily due to the increase in the six-month LIBOR and the acquisition of ALC.
Income Taxes
The Company reported a tax provision of $34.4 million in the first half of 2006 compared to $29.0 million in the same 2005 period. If the Reorganization is approved and completed, the earnings of EHSI will be distributed to the Company’s unitholders on an ongoing basis, and will attract withholding taxes. Therefore, in the 2006 second quarter, the Company recorded a future income tax provision of $15.6 million pertaining to withholding tax on the balance of EHSI’s undistributed earnings at June 30, 2006. In addition, a future income tax provision of $1.5 million was recognized related to a difference in EHSI’s carrying value of its investment in ALC and its tax basis. Also, in June 2006 the Canadian Federal Government enacted a reduction in the general corporate tax rates, which will reduce the Company’s current combined federal/provincial tax rate from 36.12% to: 34.5% in 2008; 34.0% in 2009; and 33.0% in 2010. Accordingly, the Company recorded a future income tax recovery of $0.8 million during the 2006 second quarter to reflect the impact of these rate changes on its future income tax assets and liabilities. In addition, the effective tax rate was distorted by the reported loss (gain) from restructuring charges, asset disposals and other items, which included non-deductible items. Excluding these items, the effective tax rate for the first half of 2006 would have been 36.9%, compared to 38.3% in the same 2005 period. The decline in the effective tax rate in the first half of 2006 was primarily due to the expiration of certain statutes of limitations of U.S. tax liabilities, partially offset by an increase relating to the non-renewal for 2006 of the U.S. Work Opportunity Tax Credit and Welfare to Work tax credits.
Share of Equity Accounted Earnings
The Company’s share of equity accounted earnings was $2.5 million in the first half of 2006 compared to $2.3 million in the same 2005 period.
Liquidity and Capital Resources
Sources and Uses of Cash
At June 30, 2006, the Company had cash and cash equivalents of $32.9 million compared with $22.6 million at December 31, 2005.
Cash flow provided by operations was $47.7 million in the first half of 2006 compared to $51.3 million in the same prior year period. The decline was primarily due to the lower amount of prior period Medicaid settlements received in 2006 compared to 2005.
Cash used in investing activities was $49.9 million in the first half of 2006 compared to $213.2 million in the same period of 2005, with the change primarily due to acquisitions. Acquisition costs of $28.1 million to date in 2006 related to the purchase of two Pennsylvania nursing homes in the first quarter, compared to $181.3 million in the first half of 2005, which was primarily for the acquisition of ALC. Property and equipment expenditures, excluding acquisitions, were $32.3 million in the first half of 2006 compared to $36.2 million in the first half of 2005. Of the $32.3 million of expenditures incurred in the first half of 2006, $5.2 million (US$4.5 million) related to the ALC operations to be spun off. The components of the remaining $27.1 million related to: $10.3 million for construction of new beds or building improvements aimed at potential earnings growth; $16.0 million for maintenance capital expenditures; and other one-time costs of $0.8 million for the sprinkler project.
Net proceeds from dispositions of $1.9 million to date in 2006 related to the disposal of two U.S. nursing homes held for sale, one in each of the first and second quarters. Other investment assets generated proceeds of $8.5 million compared to $4.3 million, with the increase primarily due to early settlement of notes receivable in Canada and from the sale of Omnicare shares.

Extendicare Inc. June 2006	23

Financing activities provided cash of $12.8 million in the first half of 2006 compared to $47.1 million in the first half of 2005. EHSI drew on its revolving line of credit to fund acquisitions in the first half of 2006, and had a balance of $19.0 million (US$17.0 million) drawn at the end of June 2006. Likewise, the financing activity in 2005 related primarily to the acquisition of ALC. The increase in dividends paid in the first half of 2006 of $6.6 million compared to $3.5 million in the same 2005 period, related to common share dividends initiated in May 2005.
Capital Structure

	June 30	Dec. 31
(millions of dollars unless otherwise noted)	2006	2005

Share capital (including contributed surplus)
Multiple Voting and Subordinate Voting shares	292.9	292.0
Preferred shares	16.8	16.9

	309.7	308.9

Retained earnings
Balance at beginning of period, as previously reported	213.8	151.9
Adjustment due to adoption of new accounting standard, conditional asset retirement obligations (note 2)	(11.8)	(10.9)

Restated balance	202.0	141.0
Earnings for the period	11.4	94.2
Purchase of shares in excess of book value	(0.2)	(20.0)
Dividends	(6.6)	(13.2)

	206.6	202.0

Foreign currency translation adjustment account	(42.1)	(24.4)

Shareholders’ equity	474.1 (1)	486.5

Long-term debt, including current portion	788.9	796.4
Long-term debt to equity (ratio)	1.66:1	1.64:1
Subordinate Voting Shares (number at period end)	56,177,520	56,018,395
Multiple Voting Shares (number at period end)	11,778,433	11,791,433
US/Canadian dollar exchange rate (at period end)	1.1162	1.1630

(1)	Does not add due to rounding.

		July 31, 2006
		Number of	Closing
	TSX	Shares	Market
Share Information	Stock Symbol	Outstanding	Value (1)

Subordinate Voting Shares	EXE.A	56,177,520	$24.65
Multiple Voting Shares	EXE	11,778,433	26.18
Class I Preferred Shares
Cumulative Redeemable, Series 2	EXE.PR.B	84,205	24.75
Adjustable Dividend, Series 3	EXE.PR.C	89,910	23.95
Adjustable Dividend, Series 4	EXE.PR.D	244,640	24.15
Class II Preferred Shares, Series 1	EXE.PR.E	382,979	24.05

(1)	Per the Toronto Stock Exchange.
Effective May 29, 2006, Extendicare’s trading symbols for its two classes of common stock listed on the TSX changed. The symbol for the Company’s Multiple Voting Shares changed from EXE.MV to EXE. The symbol for the Subordinate Voting Shares changed from EXE.SV to EXE.A, on both the TSX and the NYSE.

Extendicare Inc. June 2006	24

The closing rates used to translate assets and liabilities of the U.S. operations were 1.1162 at June 30, 2006, and 1.1630 at December 31, 2005. As a result of the stronger Canadian dollar at the end of June 2006, the assets of the Company’s U.S. operations declined by approximately $51.7 million and the liabilities declined by approximately $34.0 million, with the net change resulting in a decrease in the foreign currency translation adjustment account of $17.7 million.
Long-term Debt
Long-term debt, including the portion due within one year, decreased $7.5 million to $788.9 million at the end of June 2006, compared to $796.4 million at December 31, 2005. The Company drew $19.3 million (US$17.0 million) on its U.S. line of credit, which was offset by scheduled debt repayments totalling $5.2 million and a decline of $21.6 million because of the change in the foreign exchange rate on translation of U.S. borrowings.
After taking into account interest rate swap agreements, the weighted average interest rate of all long-term debt at June 30, 2006, was approximately 8.5% compared to 8.1% at December 31, 2005. In addition, after considering swap agreements in place to convert fixed-rate debt to floating rates, 47.0% of the long-term debt was effectively at fixed rates at the end of June 2006, compared to 47.8% at the end of 2005.
As of June 30, 2006, certain of EHSI’s long-term debt instruments are secured by assets of, and have restrictive covenants that apply to EHSI, ALC and ALC’s restricted subsidiaries. Certain long-term debt instruments of ALC’s other, or unrestricted, subsidiaries are secured by, and have restrictive covenants that apply only to ALC’s unrestricted subsidiaries. EHSI and ALC are in compliance with all of their respective financial covenants as of June 30, 2006.
Interest Rate Swap and Cap Arrangements
To hedge its exposure to fluctuations in the market value, EHSI has two interest rate swap and two interest rate cap agreements relating to its 9.5% Senior Notes due 2010 (the “2010 Notes”) and 6.875% Senior Subordinated Notes due 2014 (the “2014 Notes”), for a notional US$275.0 million. The interest rate swap arrangements are designated as highly effective fair value hedges, and as a result, changes in market value of the swaps are offset by changes in market value of the hedged debt instruments. Increases in interest expense are limited by interest rate caps that reimburse EHSI to the extent that the six-month LIBOR exceeds 7%. Under the terms of the cap arrangements, the counterparty can call the cap if the respective swap is terminated. Neither of the cap arrangements qualifies as a hedging instrument under GAAP and therefore, changes in market value are recorded in earnings.
As of June 30, 2006, the fair value of the cap for a notional US$150.0 million, expiring in 2010, was an asset of $0.3 million (US$0.3 million), and the fair value of the cap for a notional US$125.0 million, expiring in 2014, was a liability of $5.0 million (US$4.5 million). The fair values of the interest rate caps are dependent on the projected six-month LIBOR, which is influenced by long-term rates, and the volatility of these rates. In the first half of 2006, market changes relating to these factors resulted in an increase in the value of EHSI’s interest rate caps and a valuation adjustment recovery of $0.5 million (US$0.4 million), compared to a loss of $2.7 million (US$2.2 million) in the first half of 2005.
As of June 30, 2006, the fair value of the interest rate swaps designated as fair value hedges was a liability of $14.4 million (US$12.9 million) and was offset by a corresponding change in the fair value of the hedged long-term debt obligation, both of which were off-balance sheet amounts.
In connection with the Reorganization, the Company plans to refinance EHSI’s 2010 Notes, 2014 Notes, term loan and revolving credit facility, which could result in the termination of both the interest rate swaps and caps.
Normal Course Issuer Bid and Purchase Obligation
The Company has been acquiring its common shares for cancellation since 1998 pursuant to normal course issuer bids. Since 1998 the Company has acquired 9,660,000 Multiple Voting Shares and Subordinate Voting Shares at a cost of $66.8 million, or an average cost of $6.92 per share. During the first half of 2006 the Company acquired 13,000 Multiple Voting Shares at a cost of $234,000, or an average cost of $17.99 per share. In addition, the Company is obliged to make its best efforts to acquire 71,637 of its Class I Preferred Shares, Series 2 annually on the open market. During the first half of 2006 the Company has acquired 4,500 Class I Preferred Shares, Series 2 at a cost of $112,000.

Extendicare Inc. June 2006	25

Stock Option Plan
In June 2006, with the approval of its shareholders and the TSX, the Company increased its Subordinate Voting Shares held for reserve under its Amended and Restated Stock Option and Tandem SAR Plan (the “Stock Option Plan”) by 3,400,000. As of June 30, 2006, the Company had 6,316,350 Subordinate Voting Shares reserved under its Stock Option Plan, of which 1,643,875 Subordinate Voting Shares were granted, with a weighted average exercise price of $10.73. Of the options granted, 843,625 were exercisable at a weighted average exercise price of $7.10. During the first half of 2006 there were no options granted, 56,625 options were cancelled, and 167,875 were exercised.
Future Liquidity and Capital Resources
Management believes that cash from operations and from anticipated growth, together with available bank credit facilities, will be sufficient for the foreseeable future to support ongoing operations and capital expenditures, service debt obligations and pay dividends. At June 30, 2006, EHSI had US$78.8 million available under its Credit Facility, and Extendicare’s Canadian operations had cash and available bank lines totalling $29.4 million. The Canadian operations have outstanding letters of credit of $44.5 million at the end of June 2006, to secure pension obligations.
However, the Company will incur certain charges as a result of the Reorganization, including financing costs and income taxes resulting from the Spin-Off of ALC. The Company believes that it will be successful in refinancing its debt and that its cash flows from operations together with other available sources of liquidity will be sufficient for the foreseeable future to fund operations, anticipated capital expenditures, service debt obligations and pay unitholder distributions after the completion of the Reorganization.
In 2005 the Company’s Board of Directors implemented the first quarterly dividend on its common shares since 1991. Beginning with the May 16, 2005 payment, the Company has paid common share dividends on a quarterly basis of $0.05 per Subordinate Voting Share and $0.025 per Multiple Voting Share. Future declarations of dividends are at the discretion of the Board of Directors. As a result of the Reorganization, the Directors have not declared any further dividends on the Company’s preferred or common shares.
As of June 30, 2006, EHSI had six construction projects in progress to add 153 nursing beds and 43 assisted living units in 2006 and 2007. The total estimated cost of these projects is US$24.5 million, of which US$6.3 million has been incurred through to June 30, 2006, and purchase commitments of $12.7 million (US$11.4 million) are outstanding.
In addition, EHSI had other capital expenditure purchase commitments of $14.0 million (US$12.6 million) and ECI had commitments totalling $0.5 million outstanding at the end of June 2006.
Contractual Obligations
The table below provides aggregated information about the Company’s contractual obligations at June 30, 2006, excluding self-insured liabilities, pension and other retirement benefit obligations.

		To the end	2007 –	2009 –	After
(millions of dollars)	Total	of 2006	2008	2010	2010

Canadian Operations
Long-term debt	131.1	11.9	19.0	15.1	85.1
Capital lease obligations	270.8	6.5	25.9	25.9	212.5
Operating lease obligations	5.4	0.8	2.2	1.6	0.8
Purchase obligations	0.5	0.5	—	—	—
United States Operations
Long-term debt	511.9	2.3	37.8	262.6	209.2
Capital lease obligations	16.2	0.6	2.7	12.9	–
Operating lease obligations	170.9	11.6	43.4	43.1	72.8
Purchase obligations	26.7	24.5	2.2	—	—

The table above does not include conditional asset retirement obligations totalling $20.0 million as of June 30, 2006, due to the uncertainty as to the timing of payments to be made under these obligations.

Extendicare Inc. June 2006	26

In addition to the operating lease amounts identified in the above table, EHSI has made guarantees to Triple S Investment Company (Triple S), for the payment of operating leases by Senior Health Properties-Texas, Inc. (Senior Health –Texas). EHSI leases twelve nursing properties from Triple S that are subleased to Senior Health – Texas. Under the terms of the lease with Triple S, EHSI remains responsible for lease payments and other obligations as defined in the lease agreement. Pursuant to the Triple S lease, EHSI is liable to Triple S should there be any default in the payment of rent by Senior Health – Texas. Senior Health – Texas continues to be current in the payment of lease amounts on both EHSI’s owned and Triple S subleased properties.
The remaining lease commitment to Triple S is US$1.1 million in 2006 and US$0.4 million for the first two months of 2007. Effective March 1, 2007, and thereafter, the lease payments are to be adjusted to an amount, subject to negotiation, to provide Triple S with the fair market value of the rental payments for the properties. The lease payments commencing in March 2007 will apply for the balance of the term of the lease that expires on February 28, 2012.
Accrual for Self-insured Liabilities
At June 30, 2006, the Company’s accrual for self-insured general and professional liabilities was $60.5 million compared to $66.7 million at the beginning of the year. Claims payments, net of the current period provision, decreased the accrual by $3.5 million in the first half of 2006, and the change in the foreign exchange rate accounted for the remaining decline of $2.7 million. The accrual for self-insured liabilities includes estimates of the costs of both reported claims and claims incurred but not yet reported. Provisions recorded in the first half of 2006 and 2005 for potential general and professional liability claims were $6.4 million and $7.7 million, respectively. Payments for self-insured liabilities during the first half of 2006 and 2005 were $9.9 million and $10.0 million, respectively. Payments made for resident care liability claims have been in excess of the current accrual levels because the Company is still settling claims related to its ceased operations, for which provisions were previously recorded. The Company exited the nursing home markets of the highly litigious States of Florida and Texas in 2000 and 2001, respectively. Payments made for these claims have tapered off, reflecting the wind-down of claims associated with these ceased operations. Exclusive of claims pertaining to these disposed operations, the growth of claims has increased, but within management’s projections. The Company completed an independent actuarial review as part of the year-end financial reporting process, which confirmed the adequacy of the balance of the reserves for resident care liability claims as at December 31, 2005. The Company estimates that $19.5 million of the accrual for self-insured general and professional liabilities will be paid within the next year. The timing of payments is not directly in the Company’s control and therefore estimates could change in the future. Management believes the Company has provided sufficient reserves as of June 30, 2006, for estimated costs of self-insured liabilities.
The Company invests funds to support the accrual for self-insured liabilities. These funds are reported in other assets and totalled $42.4 million at the end of June 2006, compared to $49.0 million at the end of December 2005. Most of the risks that the Company self-insures are long-term in nature and accordingly, claims payments for any particular policy year occur over a long period of time. The Company believes that it has sufficient cash resources to meet its estimated current claims payment obligations.
Off-balance Sheet Arrangements
The Company has two interest rate swap arrangements, as discussed under the section “Liquidity and Capital Resources – Capital Structure – Interest Rate Swap and Cap Arrangements”. As of June 30, 2006, the fair value of the interest rate swaps designated as fair value hedges was a liability of $14.4 million (US$12.9 million) and was offset by a corresponding change in the fair value of the hedged long-term debt obligation, both of which were off-balance sheet amounts.
Controls and Procedures
Evaluation of Disclosure Controls and Procedures
The Company’s management evaluated, with the participation of the Company’s Chief Executive Officer, and Senior Vice-President and Chief Financial Officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Multilateral Instrument 52-109 under the Ontario Securities Act, and Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934) as of the end of the 2006 period. Based upon their evaluation of these disclosure controls and procedures, the Chief Executive Officer, and Senior Vice-President and Chief Financial Officer concluded that the disclosure controls and procedures were effective, as of the end of the 2006 period, to ensure

Extendicare Inc. June 2006	27

that material information relating to the Company (including its consolidated subsidiaries) was made known to them by others within those entities, particularly during the period in which this report was being prepared.
Changes in Internal Control
There was no change in the Company’s internal control over financial reporting that occurred during the 2006 period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Changes in Accounting Policies
The Company’s significant accounting policies are set out in note 1 of the audited consolidated financial statements of the Company’s 2005 Annual Report. During 2006 the Company adopted the following new accounting policy as a result of new accounting standards, which is more fully described in note 2 of the unaudited consolidated financial statements for the six months ended June 30, 2006.
Conditional Asset Retirement Obligations
On December 6, 2005, the CICA Emerging Issues Committee (EIC) issued Abstract EIC-159, “Conditional Asset Retirement Obligations” which clarified the term “conditional asset retirement obligation” used in the CICA Handbook Section 3110, “Asset Retirement Obligations”. The Company has chosen early adoption of this policy effective January 1, 2006, as permitted.
Management has determined that an asset retirement obligation exists in the Company’s pre-1980 constructed facilities for possible asbestos remediation. Though asbestos is currently not a health hazard in any of these facilities, appropriate remediation procedures may be required to remove potential asbestos-containing materials, consisting primarily of floor and ceiling tiles, upon any major renovation or demolition.
The fair value of the conditional asset retirement obligation related to asbestos remediation was estimated by computing the present value of the estimated future costs of remediation based on estimated expected dates of remediation. The computation is based on a number of assumptions, which may change in the future depending upon the availability of new information, technology changes, changes in costs of remediation, and other factors.
As a result of the retroactive application of this new accounting standard and the restatement of prior fiscal and interim financial statements, the balance sheet values at December 31, 2005 and December 31, 2004, changed as follows: long-term accrued liabilities increased $20.0 million (2004 – $19.1 million); property and equipment, net of accumulated depreciation, increased $2.4 million (2004 – $2.6 million); long-term future tax assets increased $6.8 million (2004 – $6.4 million); foreign currency translation adjustment credit increased $1.0 million (2004 – $0.8 million); and retained earnings was reduced $11.8 million (2004 – $10.9 million).
The impact to pre-tax earnings for the year ending December 31, 2005, was $1.5 million, representing accretion expense for the asset retirement obligation of $1.4 million and depreciation expense for property and equipment of $0.1 million. On an after-tax basis, the charge to net earnings was $0.9 million.
The impact to pre-tax earnings for the first half of 2006 was $0.8 million (2005 – $0.8 million), representing accretion expense for the asset retirement obligation of $0.7 million (2005 – $0.7 million) and depreciation expense for property and equipment of $0.1 million (2005 – $0.1 million). On an after-tax basis, the charge to net earnings was $0.5 million (2005 – $0.5 million). After recording the change in the first six months of 2006 for accretion and depreciation, the balance sheet values at June 30, 2006, related to conditional asset retirement obligations were as follows: long-term accrued liabilities of $20.0 million; property and equipment, net of accumulated depreciation, of $2.2 million; long-term future tax assets of $6.9 million; foreign currency translation adjustment credit of $1.3 million; and a reduction to retained earnings of $12.2 million.

Extendicare Inc. June 2006	28

New Accounting Policies
The following are new accounting policies that have been issued, and will impact the Company at a future date.
Financial Instruments, Hedges and Comprehensive Income
The CICA has issued three new accounting rules that are summarized below, and which will be effective for the Company on January 1, 2007. Early adoption will be permitted only as of the beginning of a fiscal year that ends on or after December 31, 2004 and in which interim financial statements have not been issued. In addition, CICA Handbook Section 1530 “Comprehensive Income” and Handbook Section 3865 “Hedges” must be adopted at the same time.
The CICA has issued new accounting rules on financial instruments, hedges and comprehensive income that will require financial assets and liabilities, including derivative financial instruments, to be carried at fair value. The fair values will be recognized in opening equity and results for prior periods will not be restated. Unrealized gains and losses on financial assets that are held as available for sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, and changes in the fair value of cash flow hedging instruments, will be recorded as other comprehensive income and will form part of shareholders’ equity. The impact of implementing these new standards is not yet determinable, as they will be dependent on the fair values of the financial instruments in the future.
Additional Information
Additional information about Extendicare, including the Company’s Annual Information Form may be found on the SEDAR website at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov, and on the Company’s website at www.extendicare.com. A copy of this document and other public documents of the Company are available upon request to the Corporate Secretary.
FORWARD-LOOKING STATEMENTS
Information provided by the Company from time to time, including this Annual Report, contains or may contain forward-looking statements concerning the Company’s operations, economic performance and financial condition, including the Company’s business strategy. Forward-looking statements can be identified because they generally contain the words “anticipate”, “believe”, “estimate”, “expect”, “objective”, “project” or a similar expression.
Forward-looking statements reflect management’s beliefs and assumptions and are based on information currently available to the Company. They are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to differ materially from those expressed or implied in the statements. In addition to the assumptions and other factors referred to specifically in connection with these statements, such factors are identified in the Company’s public filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the Company’s structure from a sale or reorganization of all or part of Extendicare from the recently announced initiative by the Board of Directors; changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; liabilities and other claims asserted against the Company; the Company’s ability to maintain and increase census levels; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes.
As a conversion by the Company to a real estate investment trust and the spin-off of ALC will be subject to and conditional upon, among other things, shareholder and court approvals, some or all of which conditions are beyond the control of the Company, there can be no assurance that such a conversion will occur or will occur within a particular time frame.
Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

Extendicare Inc. June 2006	29

EXTENDICARE INC.
Consolidated Statements of Earnings (Loss)
(unaudited)

	Three months ended		Six months ended
(thousands of dollars except per share amounts)	June 30		June 30
	2006	2005	2006	2005
		(restated note 2)		(restated note 2)
Revenue
Nursing and assisted living centres
United States	341,088	370,379	685,451	713,137
Canada	99,221	93,250	194,373	185,054
Outpatient therapy – U.S.	3,344	3,610	6,500	6,955
Home health – Canada	35,557	31,664	69,002	62,423
Other	10,620	10,942	22,102	21,335

	489,830	509,845	977,428	988,904
Operating and administrative costs	418,475	421,570	841,190	833,724

Earnings before undernoted	71,355	88,275	136,238	155,180

Lease costs	7,487	8,087	15,067	14,682
Depreciation and amortization	16,734	17,912	33,603	32,531
Accretion expense (note 2)	337	343	678	683
Interest, net	16,471	15,997	32,372	29,911
Valuation adjustment on interest rate caps	(359)	1,165	(462)	2,745
Loss (gain) from restructuring charges, asset disposals and other items (note 4)	6,425	(781)	8,346	(993)

Earnings from continuing health care operations before income taxes	24,260	45,552	46,634	75,621

Income taxes
Current	11,979	13,304	20,865	23,978
Future (reduction) (note 10)	14,978	3,960	13,551	5,000

	26,957	17,264	34,416	28,978

Earnings (loss) from continuing health care operations	(2,697)	28,288	12,218	46,643
Share of equity accounted earnings	1,603	1,683	2,453	2,289

Earnings (loss) from continuing operations	(1,094)	29,971	14,671	48,932
Loss from discontinued operations, net of income taxes (note 5)	(1,264)	(4,960)	(3,311)	(5,988)

Net earnings (loss)	(2,358)	25,011	11,360	42,944

Earnings (Loss) per Subordinate Voting Share
Basic
Earnings (loss) from continuing operations	(0.01)	0.43	0.22	0.71
Net earnings (loss)	(0.03)	0.36	0.17	0.63
Diluted
Earnings (loss) from continuing operations	(0.01)	0.43	0.22	0.71
Net earnings (loss)	(0.03)	0.36	0.17	0.62
Earnings (Loss) per Multiple Voting Share
Basic
Earnings (loss) from continuing operations	(0.04)	0.41	0.17	0.66
Net earnings(loss)	(0.06)	0.34	0.12	0.58
Diluted
Earnings (loss) from continuing operations	(0.04)	0.41	0.17	0.66
Net earnings (loss)	(0.06)	0.34	0.12	0.57

Extendicare Inc. June 2006	30

EXTENDICARE INC.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Six months ended
(thousands of dollars)	June 30		June 30
	2006	2005	2006	2005
		(restated note 2)		(restated note 2)
Cash provided by (used in) operations
Net earnings (loss)	(2,358)	25,011	11,360	42,944
Adjustments for:
Depreciation and amortization	16,774	18,498	33,744	33,697
Provision for self-insured liabilities	3,596	4,032	6,367	7,743
Payments for self-insured liabilities	(5,380)	(3,603)	(9,893)	(9,965)
Future income taxes	14,070	972	12,240	2,010
Valuation adjustment on interest rate caps	(359)	1,165	(462)	2,745
Loss (gain) from restructuring charges, asset disposals and other items (note 4)	7,317	6,288	10,157	6,076
Undistributed share of earnings from equity investments	(1,603)	(1,683)	(2,453)	(2,289)
Other	392	(751)	392	423

	32,449	49,929	61,452	83,384
Net change in operating assets and liabilities
Accounts receivable	(15,939)	(150)	(22,178)	(35,652)
Inventories, supplies and prepaid expenses	1,577	(515)	(4,593)	(7,595)
Accounts payable and accrued liabilities	1,914	(5,890)	15,282	16,051
Income taxes	(3,799)	(7,059)	(2,289)	(4,865)

	16,202	36,315	47,674	51,323

Cash provided by (used in) investment activities
Property and equipment	(18,491)	(20,090)	(32,314)	(36,200)
Acquisitions, net of cash acquired (note 3)	–	(10,462)	(28,073)	(181,315)
Net proceeds from dispositions (note 5)	547	—	1,944	—
Other assets	5,668	2,891	8,507	4,335

	(12,276)	(27,661)	(49,936)	(213,180)

Cash provided by (used in) financing activities
Issue (repayment) on line of credit	(6,054)	4,837	19,349	77,001
Repayment of long-term debt	(2,469)	(2,813)	(4,954)	(27,852)
Decrease (increase) in investments held for self-insured liabilities	(1,100)	(591)	4,939	7,886
Purchase of shares for cancellation	(72)	(11,551)	(346)	(11,585)
Dividends paid	(3,302)	(3,325)	(6,589)	(3,494)
Other	572	400	368	5,180

	(12,425)	(13,043)	12,767	47,136

Foreign exchange gain (loss) on cash held in foreign currency	(395)	155	(194)	905

Increase (decrease) in cash and cash equivalents	(8,894)	(4,234)	10,311	(113,816)
Cash and cash equivalents at beginning of period	41,814	46,611	22,609	156,193

Cash and cash equivalents at end of period	32,920	42,377	32,920	42,377

Supplementary Cash Flow Information
Cash interest paid in determination of earnings	15,720	14,990	33,211	30,405
Cash taxes paid	15,794	20,104	22,132	27,919

Extendicare Inc. June 2006	31

EXTENDICARE INC.
Consolidated Balance Sheets
(unaudited)

	June 30	December 31
(thousands of dollars)	2006	2005
		(restated note 2)
Assets
Current assets
Cash and short-term investments	32,920	38,255
Marketable securities (market value $2,647 and $6,655, respectively)	2,647	6,460
Accounts receivable	181,128	170,649
Income taxes recoverable	13,463	11,711
Future income tax assets	25,279	24,437
Inventories, supplies and prepaid expenses	26,576	22,620

	282,013	274,132
Property and equipment	1,095,929	1,111,108
Goodwill and other intangible assets	96,441	99,451
Other assets	136,813	143,327

	1,611,196	1,628,018
Equity accounted investments	74,908	72,445

	1,686,104	1,700,463

Liabilities and Shareholders’ Equity
Current liabilities
Outstanding cheques in excess of bank balance	—	15,646
Accounts payable	35,242	38,394
Accrued liabilities	218,866	206,079
Accrual for self-insured liabilities	19,534	22,679
Future income tax liability	15,570	—
Current maturities of long-term debt	21,212	21,151

	310,424	303,949
Accrual for self-insured liabilities	40,991	43,986
Long-term debt	767,693	775,243
Other long-term liabilities	71,373	66,612
Future income tax liabilities	21,528	24,136

	1,212,009	1,213,926
Share capital and contributed surplus	309,672	308,891
Retained earnings	206,565	202,017
Foreign currency translation adjustment account	(42,142)	(24,371)

	1,686,104	1,700,463

Closing US/Cdn. dollar exchange rate	1.1162	1.1630

EXTENDICARE INC.
Consolidated Statements of Retained Earnings
(unaudited)

	Six months ended
(thousands of dollars)	June 30
	2006	2005

Balance at beginning of period, as previously reported	213,782	151,903
Adjustment due to adoption of new accounting standard, conditional asset retirement obligations (note 2)	(11,765)	(10,855)

Balance at beginning of period, restated	202,017	141,048
Earnings for the period	11,360	42,944
Purchase of shares in excess of book value	(201)	(8,478)
Preferred share dividends	(405)	(338)
Common share dividends	(6,206)	(6,291)

Balance at end of period	206,565	168,885

Extendicare Inc. June 2006	32

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
1. Basis of Presentation
The unaudited interim period consolidated financial statements of Extendicare Inc. have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include those of Extendicare Inc. and its subsidiaries (“Extendicare” or the “Company”). Health care operations are conducted through wholly owned subsidiaries, Extendicare Health Services, Inc. and its subsidiaries (EHSI) in the United States, and Extendicare (Canada) Inc. and its subsidiaries (ECI) in Canada. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the annual audited consolidated financial statements. All dollar amounts are in Canadian dollars unless otherwise indicated. These unaudited interim consolidated financial statements do not include all disclosures normally provided in annual consolidated financial statements and should be read together with the annual audited consolidated financial statements and the accompanying notes included in the Company’s 2005 Annual Report.
Certain comparative figures for the 2005 reported periods have been reclassified to conform to the presentation in 2006, mainly for the adoption of the accounting policy for conditional asset retirement obligations as described in note 2 and discontinued operations as described in note 5.
2. Change in Accounting Policy
Effective January 1, 2006, the Company elected early adoption of the new accounting recommendation of The Canadian Institute of Chartered Accountants (CICA) for conditional asset retirement obligations. On December 6, 2005, the CICA Emerging Issues Committee (EIC) issued Abstract EIC-159, “Conditional Asset Retirement Obligations” which clarified the term “conditional asset retirement obligation” used in the CICA Handbook Section 3110, “Asset Retirement Obligations”. According to EIC-159, the term “conditional asset retirement obligation” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. EIC-159 also clarified when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. Under EIC-159, the fair value of a liability for the conditional asset retirement obligation should be recognized when incurred generally upon acquisition, construction, or development and/or through the normal operation of the asset.
This abstract is to be applied retroactively with restatement of prior periods, and conforms Canadian standards to U.S. standards as outlined in Financial Accounting Standard (FASB) Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”, which was issued in March 2005 as an interpretation of FASB Statement No. 143, “Accounting for Asset Retirement Obligations”. The U.S. policy became effective no later than the end of fiscal years ending after December 15, 2005.
Management has determined that an asset retirement obligation exists in the Company’s pre-1980 constructed facilities for possible asbestos remediation. Though asbestos is currently not a health hazard in any of these facilities, appropriate remediation procedures may be required to remove potential asbestos-containing materials, consisting primarily of floor and ceiling tiles, upon any major renovation or demolition.
The fair value of the conditional asset retirement obligation related to asbestos remediation was estimated by computing the present value of the estimated future costs of remediation based on estimated expected dates of remediation. The computation is based on a number of assumptions, which may change in the future depending upon the availability of new information, technology changes, changes in costs of remediation, and other factors.
The following assumptions were used in calculating the conditional asset retirement obligations: (a) a discount rate of 6.75% to 7.10%; (b) estimated timing of the settlement of the conditional obligations ranges from 10 to 30 years; and (c) the estimated undiscounted cash flow amount to settle the asset retirement obligation is approximately $50 million.
As a result of the retroactive application of this new accounting standard and the restatement of prior fiscal and interim financial statements, the balance sheet values at December 31, 2005 and December 31, 2004, changed as follows: long-term accrued liabilities increased $20.0 million (2004 – $19.1 million); property and equipment, net of accumulated depreciation, increased $2.4 million (2004 – $2.6 million); long-term future tax assets increased $6.8 million (2004 – $6.4 million); foreign currency translation adjustment credit increased $1.0 million (2004 – $0.8 million); and retained earnings was reduced $11.8 million (2004 – $10.9 million). The impact to pre-tax earnings for the year ended December 31, 2005, was $1.5 million, representing accretion expense for the asset retirement obligation of $1.4 million and depreciation expense for property and equipment of $0.1 million. On an after-tax basis, the charge to net earnings was $0.9 million.

Extendicare Inc. June 2006	33

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
The impact to pre-tax earnings for the six months ended June 30, 2006, was $0.8 million (2005 – $0.8 million), representing accretion expense for the asset retirement obligation of $0.7 million (2005 – $0.7 million) and depreciation expense for property and equipment of $0.1 million (2005 – $0.1 million). On an after-tax basis, the charge to net earnings for the six months in 2006 was $0.5 million (2005 – $0.5 million). After recording the charges in the first six months of 2006 for accretion and depreciation, the balance sheet values at June 30, 2006, related to conditional asset retirement obligations were as follows: long-term accrued liabilities of $20.0 million; property and equipment, net of accumulated depreciation, of $2.2 million, long-term future tax assets of $6.9 million; foreign currency translation adjustment credit of $1.3 million; and a reduction to retained earnings of $12.2 million.
3. Acquisitions
2006
On March 1, 2006, EHSI acquired two nursing facilities (417 beds) in Pennsylvania for cash of $28.1 million (US$24.7 million). The preliminary allocation of the purchase price resulted in $2.5 million (US$2.2 million) assigned to goodwill and $0.2 million (US$0.2 million) assigned to resident relationships, which are classified as other intangible assets. The Company will complete its valuation of net assets acquired by December 31, 2006. Based on this final valuation, the purchase price allocation for accounting purposes may be adjusted in future periods. The net assets acquired were as follows:
Summary of Preliminary Purchase Price Allocation for Nursing Facilities 2006 Acquisition

(thousands of dollars)	US$	C$

Inventories, supplies and prepaid expenses	99	113
Property and equipment	22,685	25,758
Goodwill	2,221	2,522
Resident relationships	149	169

Total assets	25,154	28,562
Accounts payable	431	489

Purchase price	24,723	28,073

2005
On June 1, 2005, EHSI’s acquisition of a 127-bed nursing home in Elsmere, Kentucky for cash of $10.3 million (US$8.2 million) was accounted for as a purchase transaction.
On January 31, 2005, the shareholders of Assisted Living Concepts, Inc. (ALC) approved the merger and acquisition agreement with EHSI and EHSI completed the acquisition for cash of $179.4 million (US$144.6 million). Upon acquisition, ALC had a portfolio of 177 assisted living properties, which were comprised of 122 owned properties and 55 leased facilities representing 6,838 units located in 14 states, many in markets where EHSI operated. The Company financed the acquisition by drawing US$60.0 million on EHSI’s revolver loan, using US$29.6 million of EHSI’s cash on hand, and using US$55.0 million of cash from Extendicare. ALC had operating cash on hand of $8.1 million (US$6.5 million) at the date of acquisition. The acquisition was accounted for as a purchase transaction and the valuation of ALC’s net assets acquired was finalized by the Company in December 2005.
ALC’s financial results for the six months ended June 30, 2006, are included in the consolidated results of the Company compared to five months of ALC’s results in the six months ended June 30, 2005.

Extendicare Inc. June 2006	34

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
4. Loss (Gain) from Restructuring Charges, Asset Disposals and Other Items

	Three months ended		Six months ended
(thousands of dollars)	June 30		June 30
	2006	2005	2006	2005

Restructuring charges	5,438	—	7,639	—
Write-off of deferred financing costs from retirement of debt	—	—	—	337
Unrealized loss on investment in Omnicare shares	423	—	456	—
Gain on sale of Omnicare shares and other non-core assets	(261)	(781)	(574)	(1,330)
Other	825	—	825	—

	6,425	(781)	8,346	(993)

2006
In the six months ended June 30, 2006, the Company incurred pre-tax restructuring charges of $7.6 million related to an initiative of the Board of Directors to consider various structures and options aimed at increasing value to shareholders. The Board announced in May a reorganization of Extendicare by a plan of arrangement, which if approved by the shareholders will result in the spin-off of Assisted Living Concepts, Inc. as a public company and the subsequent conversion of Extendicare into a Canadian real estate investment trust. Of the $7.6 million, $2.2 million was incurred in the first quarter. The restructuring charges represent advisory and other professional fees incurred regarding this initiative.
Other represents costs related to a provision for severance.
In addition, in the first quarter, EHSI sold 50,000 of 100,000 shares it held of Omnicare, Inc. for proceeds of $3.5 million (US$3.1 million), which resulted in a pre-tax gain of $0.3 million (US$0.3 million). The market value of the remaining Omnicare shares was $0.5 million below the carrying value.
2005
In the second quarter of 2005, EHSI sold non-core assets for approximately $1.2 million (US$1.0 million) for a pre-tax gain of $0.8 million.
In the first quarter of 2005, EHSI sold non-core assets for $2.3 million (US$1.9 million) for a pre-tax gain of $0.5 million. Also, EHSI prepaid in full $11.7 million (US$9.5 million) of Industrial Development Revenue Bonds and payment of a mortgage of $6.5 million (US$5.3 million) that resulted in the pre-tax write-off of $0.3 million of deferred financings costs.
For continuing operations and discontinued operations, the following reconciles the loss (gain) from restructuring charges, asset disposals and other items to the amounts reported in the statement of cash flows.

	Three months ended		Six months ended
(thousands of dollars)	June 30		June 30
	2006	2005	2006	2005

Loss (gain) from restructuring charges, asset disposals and other items
Continuing operations	6,425	(781)	8,346	(993)
Discontinued operations (note 5)	892	7,069	1,811	7,069

Per the statement of cash flow	7,317	6,288	10,157	6,076

5. Discontinued Operations
Wisconsin Nursing Facilities
In the second quarter of 2006, due to poor financial performance and future capital needs of the nursing facility (63 beds), EHSI decided to dispose of the facility, or close and actively pursue the disposition of this property, located in Milwaukee, Wisconsin. As a result, EHSI has reclassified the financial results of this facility to discontinued operations and recorded an impairment charge of $1.1 million (US$1.0 million) to reduce the property value to $0.3 million (US$0.2 million), based upon its valuation of the property.

Extendicare Inc. June 2006	35

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
In December 2005 EHSI sold its Lakeside nursing facility, located in Chippewa Falls, Wisconsin. The facility, which was formerly leased to an operator, was classified as a discontinued operation. In the first quarter of 2006, EHSI incurred a general liability punitive settlement of $1.6 million (US$1.4 million) pertaining to the period that EHSI operated the facility, which was classified as an operating cost in discontinued operations.
Texas and Washington Assisted Living Properties
In the first quarter of 2006, due to poor financial performance and future capital needs, EHSI made a decision to close an assisted living facility (60 units) located in San Antonio, Texas, and to actively pursue the disposition of the property. As a result, EHSI reclassified the financial results of this facility to discontinued operations and recorded an impairment charge of $2.0 million (US$1.7 million) to reduce the property value to $2.0 million (US$1.7 million), which was included in other assets as assets held for sale. In addition, during the first quarter, the lease term for an assisted living facility located in Edmonds, Washington (63 units) ended and EHSI decided to terminate its operations due to poor financial performance. However, in order to assist the landlord in seeking an alternative operator or buyer of the property, EHSI continued to operate the facility until April 30, 2006, when it concluded its relationship with the landlord. As a result, the financial results of this facility have been reclassified to discontinued operations. There was no gain or loss on disposition of the operations and leasehold interest.
Minnesota Nursing Properties
Of the three Minnesota nursing properties included in discontinued operations at the end of December 2005, one of the vacant facilities was sold in the first quarter of 2006 for cash proceeds of $1.4 million (US$1.2 million), which resulted in a pre-tax recovery of $1.1 million (US$0.9 million). In April 2006 an additional property was sold for $0.5 million (US$0.5 million), which resulted in a pre-tax recovery of $0.2 million (US$0.2 million). At June 30, 2006, the carrying value of the one remaining property included in assets held for sale was $0.9 million (US$0.8 million).
The Company has reported the results of these operations and the related pre-tax gains (or losses) from impairment charges and asset disposals as discontinued operations and the prior periods were restated for operations identified as discontinued in 2006.
The following is a summary of the discontinued operations.

	Three months ended		Six months ended
(thousands of dollars except per share amounts)	June 30		June 30
	2006	2005	2006	2005

Revenue	3,256	9,099	7,525	18,101

Operating costs	4,451	9,581	11,062	19,628
Lease costs	20	131	139	250
Depreciation	41	584	141	1,164
Accretion	4	—	10	—
Interest income	–	(56)	(1)	(105)

Loss before the undernoted	(1,260)	(1,141)	(3,826)	(2,836)
Impairment charges	(1,132)	(7,069)	(3,135)	(7,069)
Recovery on sale of Minnesota nursing facilities	240	—	1,324	—

Loss from discontinued operations before income taxes	(2,152)	(8,210)	(5,637)	(9,905)
Income tax recovery	888	3,250	2,326	3,917

Loss from discontinued operations	(1,264)	(4,960)	(3,311)	(5,988)

Loss per Subordinate Voting Share
Basic	(0.02)	(0.07)	(0.05)	(0.08)
Diluted	(0.02)	(0.07)	(0.05)	(0.09)

Loss per Multiple Voting Share
Basic	(0.02)	(0.07)	(0.05)	(0.08)
Diluted	(0.02)	(0.07)	(0.05)	(0.09)

Extendicare Inc. June 2006	36

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
6. Property and Equipment
At June 30, 2006, outstanding capital expenditure commitments for ECI totalled $0.5 million, and for EHSI, totalled $26.7 million (US$24.0 million). Included in EHSI’s outstanding commitments was US$11.4 million related to six expansion projects estimated to cost approximately US$24.5 million, of which US$6.3 million was spent through June 30, 2006.
7. Goodwill and Other Intangible Assets
As a result of the nursing facility acquisition in the 2006 first quarter, goodwill increased by $2.5 million (US$2.2 million) and intangible assets increased by $0.2 million (US$0.1 million). The intangible asset increase represents resident relationships that are being amortized over eighteen months. Also included in goodwill and other intangible assets are intangible assets representing assisted living resident relationships, which are being amortized over three years and leasehold rights, which are amortized over the term of the lease including renewal options. As at June 30, 2006, intangible assets had a gross carrying value of $18.5 million and accumulative amortization of $14.1 million, for a net book value of $4.4 million (December 31, 2005 - $19.1 million, $13.0 million and $6.1 million, respectively). The aggregate amortization expense for each of the six-month periods ended June 30, 2006 and 2005 was $1.7 million and $1.8 million, respectively.
8. Equity Accounted Investments
Extendicare’s share of Crown Life Insurance Company’s (Crown Life) earnings for each of the six-month periods ended June 30, 2006 and 2005 was $2.7 million and $2.3 million, respectively. There were no dividends paid in the first six months of 2006 and 2005.
In 1998 an agreement was made to sell or indemnity reinsure substantially all of Crown Life’s insurance business to The Canada Life Assurance Company (Canada Life). The resulting comprehensive agreements provided for the closing of the sale of a significant portion of Crown Life’s business effective January 1, 1999. The agreements between Canada Life and Crown Life and its principal shareholders also provides that at any time after January 1, 2004, Canada Life may either acquire substantially all of the balance of Crown Life’s insurance business or, at the election of Canada Life or Crown Life’s principal shareholders, make an offer for all of the common shares of Crown Life (the second closing). Great-West Lifeco Inc. acquired Canada Life in July 2003, resulting in a delay in the start of negotiations with Crown Life on the final settlement of the Canada Life transaction. The carrying value of the Crown Life investment at June 30, 2006, was $76.5 million (December 31, 2006 - $73.8 million).
On April 24, 2006, the shareholders of Crown Life filed notice with Canada Life to initiate the second closing. This process requires agreement amongst the parties on the valuation of net assets of Crown Life including certain contingent liabilities. The agreements allow for certain issues to be arbitrated, at the request of either a Crown Life shareholder or Canada Life, if agreement is not reached through negotiation. The agreements provide for a holdback from the proceeds on sale to cover an agreed maximum exposure with respect to certain contingent liabilities with such holdback to be released to Crown Life’s principal shareholders if the liabilities are settled for less than the holdback amount. In view of the process described above, it is not possible at this time to estimate when the second closing may be finalized.
Extendicare’s share of Salumatics Inc. losses for each of the six-month periods ended June 30, 2006 and 2005 was $0.2 million and nil, respectively.
9. Long-term Debt
The acquisition of ALC by EHSI on January 31, 2005, resulted in EHSI assuming long-term debt of ALC, including debt due within one year, of $178.3 million (US$143.6 million) and borrowings of $74.5 million (US$60.0 million) under its former credit facility to partly finance the transaction. The Company’s total long-term debt, including debt due within one year, increased from $620.9 million at December 31, 2004 to $871.2 million at June 30, 2005 and was primarily the result of the acquisition of ALC.
Prior to the expected spin-off of ALC to a separate public company and the subsequent conversion of Extendicare into a Canadian real estate investment trust, the Company anticipates refinancing EHSI’s its 9.5% Senior Notes due 2010, 6.875% Senior Subordinated Notes due 2014, term loan and revolving credit facility and possibly terminating the existing interest rate swap and cap agreements. At June 30, 2006, the outstanding balance of the debt to be refinanced was $417.8 million (US$374.3 million).

Extendicare Inc. June 2006	37

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
10. Income Taxes
If the Company’s proposed plan to spin-off ALC and convert the remaining operations to a real estate income trust is approved and completed, the earnings of EHSI will be distributed to the Company’s unitholders on an ongoing basis, and will attract withholding taxes. Therefore, in the three months and six months ended June 30, 2006, the Company recorded a current future income tax liability and provision of $15.6 million (US$13.7 million) pertaining to withholding tax on the balance of EHSI’s undistributed earnings at June 30, 2006. In addition, a future income tax liability and provision of $1.5 million (US$1.4 million) was recognized related to a difference in the Company’s carrying value of the investment in ALC and its tax basis.
In June 2006 the Canadian Federal Government passed into law a reduction in the general corporate tax rates which will reduce the Company’s combined federal/provincial tax rate from the current rate of 36.12% to 34.5%, 34.0% and 33.0%, in 2008, 2009 and 2010, respectively. Accordingly, the future income tax provision for the three and six months ended June 30, 2006, included a recovery in the amount of $0.8 million representing the effect on opening future income tax balances of these lower tax rates.
11. Share Capital
During the six months ended June 30, 2006, the Company purchased 13,000 Multiple Voting Shares at a cost of $0.2 million and also purchased 4,500 Class I Preferred Shares at a cost of $112,000 pursuant to the purchase obligation provision. During the first six months of 2006, 159,125 Subordinate Voting Shares were issued on exercise of stock options for proceeds of $0.7 million, which after adjusting for tax credits and contributed surplus, increased capital stock by $0.8 million. As a result of these transactions, the carrying value of capital stock increased by $0.7 million and retained earnings was charged with $0.2 million attributable to the cost of purchases in excess of their carrying value.
During the six months ended June 30, 2005, the Company purchased 640,300 Subordinate Voting Shares at a cost of $11.1 million; 23,800 Multiple Voting Shares at a cost of $0.4 million; and 2,700 Class I Preferred Shares, Series 2 at a cost of $67,000 pursuant to the purchase obligation. During the first half of 2005, 700,400 Subordinate Voting Shares were issued on exercise of stock options for proceeds of $2.4 million, which after adjusting for tax credits and contributed surplus, increased capital stock by $2.8 million. As a result of these transactions, the carrying value of capital stock decreased by $0.3 million and retained earnings was charged with $8.5 million attributable to the cost of purchases in excess of their carrying value.
For awards under the Amended and Restated Stock Option and Tandem SAR Plan (the “Stock Option Plan”) that include tandem share appreciation rights (SARs), the Company accrues compensation expense on a graded vesting basis in the amount by which the quoted market value of the Subordinate Voting Shares exceeds the option price. Changes in the quoted market value of the Subordinate Voting Shares between the date of grant and the reporting period date result in a change in the measure of compensation for the award. During the six months ended June 30, 2006, the Company accrued $3.5 million (2005 – $0.7 million) of compensation expense associated with tandem SARs granted.
The Company elected to adopt the fair value based method of accounting for stock-based compensation on a prospective basis, applied to awards granted under the Stock Option Plan beginning January 1, 2003. For awards granted under the Stock Option Plan prior to January 1, 2003, the Company applies the settlement method, in that no compensation expense is recorded, and when the options are exercised, share capital is increased in the amount of the proceeds received. For stock options granted subsequent to December 31, 2002, which did not include tandem SARs, the Company recorded compensation of $63,000 for the six months ended June 30, 2006 (2005 – $77,000). Contributed surplus increased by $50,000 to $441,000 (2005 – $1,000 to $319,000) at the end of June 2006, after $13,000 (2005 – $76,000) of adjustments for a portion of the stock options that were exercised.
In the first six months of 2006, there were no tandem SARs granted pursuant to the Stock Option Plan.
During the first six months of 2005, the Board granted the following pursuant to the Stock Option Plan: on February 22, 501,000 tandem SARs at an exercise price of $18.00; on March 16, 10,000 tandem SARs at an exercise price of $18.40; and on May 5, 10,000 tandem SARs at an exercise price of $17.20. The exercise prices were based on the closing price of the Subordinate Voting Shares on the Toronto Stock Exchange (TSX) on the trading day prior to the grant. The options vest at a rate of 25% on the anniversary date of grant over a four-year period, and expire on February 22, 2015, March 16, 2015, and May 5, 2015, respectively.

Extendicare Inc. June 2006	38

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
In June 2006, with the approval of its shareholders and the TSX, the Company increased its Subordinate Voting Shares held for reserve under its Amended and Restated Stock Option and Tandem SAR Plan (the “Stock Option Plan”) by 3,400,000. As at June 30, 2006, 6,316,350 Subordinate Voting Shares have been reserved under the Stock Option Plan of which a total of 1,643,875 Subordinate Voting Shares have been granted. These options have exercise prices ranging from $3.45 to $18.40 per share, and expire between August 8, 2006 and December 19, 2015. During the six months ended June 30, 2006, 56,625 options expired and/or were cancelled.
Had stock options granted under the Stock Option Plan prior to January 1, 2003, been accounted for using the fair value based method of accounting for stock-based compensation, the Company’s consolidated net earnings and related per share amounts would have been reduced to the pro forma amounts indicated in the following table.

	Three months ended		Six months ended
(thousands of dollars except per share amounts)	June 30		June 30
	2006	2005	2006	2005
Net earnings (loss) for the period	(2,358)	25,011	11,360	42,944
Compensation expense related to fair value of stock options, after taxes of $nil	(3)	(42)	(5)	(83)

Pro forma net earnings (loss) for the period	(2,361)	24,969	11,355	42,861

Earnings (loss) per Subordinate Voting Share, reported and pro forma (dollars)
Basic	(0.03)	0.36	0.17	0.63
Diluted	(0.03)	0.36	0.17	0.62

Earnings (loss) per Multiple Voting Share, reported and pro forma (dollars)
Basic	(0.06)	0.34	0.12	0.58
Diluted	(0.06)	0.34	0.12	0.57

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model.
12. Contingent Liabilities
The Company and its consolidated subsidiaries are defendants in actions brought against them from time to time in connection with their operations. It is not possible to predict the ultimate outcome of the various proceedings at this time or to estimate additional costs that may result.
The U.S. Department of Justice and other federal agencies have increased resources dedicated to regulatory investigations and compliance audits of health care providers. The Company is diligent to address these regulatory efforts.
In connection with its agreement to provide pharmacy services to EHSI, Omnicare has requested arbitration for an alleged lost profits claim related to EHSI’s disposition of assets, primarily in Florida. Damage amounts, if any, cannot be reasonably estimated based on information available at this time. An arbitration hearing has not yet been scheduled. Management believes it has interpreted correctly and complied with the terms of the preferred provider agreement. However, there can be no assurance that this claim will not be successful or that other claims will not be made with respect to the agreement. There has been no change in the status of the claim from December 31, 2005.
13. Earnings per Share
The calculation of earnings per share is based on net earnings reduced by dividends on preferred shares, and reflects the quarterly preferential dividend of $0.025 per share paid to holders of Subordinate Voting Shares. Net earnings remaining after these items is allocated equally to the Subordinate Voting Shares and Multiple Voting Shares. Diluted earnings per share, using the treasury stock method, assumes outstanding stock options are exercised at the beginning of the year and common shares are purchased at the average market price during the period from the funds derived on the exercise of these outstanding options. Stock options with a strike price above the average market price for the period are excluded from the calculation of diluted earnings per share as to include them would increase earnings per share.

Extendicare Inc. June 2006	39

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
The following table reconciles the numerator and denominator of the basic and diluted earnings per share computation.

	Three months ended		Six months ended
(thousands of dollars unless otherwise noted)	June 30		June 30
	2006	2005	2006	2005
Numerator for basic and diluted earnings (loss) per share

Net earnings (loss)	(2,358)	25,011	11,360	42,944
Dividends on preferred shares	(208)	(169)	(401)	(338)

Net earnings (loss) after preferred share dividends	(2,566)	24,842	10,959	42,606
Subordinate Voting preferential dividend	(1,404)	(1,426)	(2,805)	(2,847)

Total for basic earnings (loss) per share	(3,970)	23,416	8,154	39,759
Dilutive Subordinate Voting preferential dividend	(24)	(20)	(46)	(44)

Total for diluted earnings (loss) per share	(3,994)	23,396	8,108	39,715

Earnings (loss) from continuing operations
Total of net earnings (loss) for basic earnings (loss) per share	(3,970)	23,416	8,154	39,759
Add back: loss from discontinued operations, net of tax	1,264	4,960	3,311	5,988

Total from continuing operations for basic earnings (loss) per share	(2,706)	28,376	11,465	45,747
Dilutive Subordinate Voting Share preferential dividend	(24)	(20)	(46)	(44)

Total from continuing operations for diluted earnings (loss) per share	(2,730)	28,356	11,419	45,703

Denominator for basic and diluted earnings (loss) per share (thousands)
Weighted average number of:
Subordinate Voting Shares	56,153	57,049	56,108	56,947
Multiple Voting Shares	11,779	11,880	11,780	11,892

Total for basic earnings (loss) per share	67,932	68,929	67,888	68,839
Dilutive Subordinate Voting Share stock options (1)	944	813	912	879

Total for diluted earnings (loss) per share	68,876	69,742	68,800	69,718

Net Earnings (Loss) per Share (dollars) (2)
Subordinate Voting
Basic	(0.03)	0.36	0.17	0.63
Diluted	(0.03)	0.36	0.17	0.62
Multiple Voting
Basic	(0.06)	0.34	0.12	0.58
Diluted	(0.06)	0.34	0.12	0.57

Earnings (Loss) from Continuing Operations per Share (dollars) (2)
Subordinate Voting
Basic	(0.01)	0.43	0.22	0.71
Diluted	(0.01)	0.43	0.22	0.71
Multiple Voting
Basic	(0.04)	0.41	0.17	0.66
Diluted	(0.04)	0.41	0.17	0.66

(1)	For the six months ended June 30, 2006, there were no stock options excluded from the calculation of dilutive stock options. For the six months ended June 30, 2005, 501,000 stock options were excluded from the calculation of dilutive stock options as their strike prices ranged from $18.00 to $18.40, which was above the average market price for the period.

(2)	After giving effect to the Subordinate Voting Share preferential dividend of $0.05 per share in the six months ended June 30 of 2006 and 2005.

Extendicare Inc. June 2006	40

Extendicare Inc. — Notes to the Unaudited Consolidated Financial Statements
14. Segmented Information

	Three months ended			Six months ended
(millions of dollars)	June 30			June 30
	2006	2005		2006		2005
Revenue
United States	353.3	382.5		710.4		736.8
Canada	136.5	127.4		267.1		252.1

	489.8	509.8	(2)	977.4	(2)	988.9

EBITDA (1)
United States	51.5	67.8		101.1		118.2
Canada	12.3	12.4		20.1		22.3

	63.9 (2)	80.2		121.2		140.5

Earnings (Loss) from Continuing Health Care Operations
United States	(4.7)	24.7		10.5		40.7
Canada	2.0	3.6		1.7		5.9

	(2.7)	28.3		12.2		46.6

	June 30	Dec. 31
(millions of dollars)	2006	2005
Goodwill
United States (3)	92.0	93.3

Health Care Assets
United States	1,269.0	1,284.3
Canada	342.2	343.7

	1,611.2	1,628.0
Equity accounted investments	74.9	72.4

Total consolidated assets	1,686.1	1,700.5 (2)

(1)	EBITDA refers to earnings before interest, taxes, depreciation, amortization, accretion, valuation adjustment on interest rate caps, and loss (gain) from restructuring charges, asset disposals and other items.

(2)	Does not add due to rounding.

(3)	The change in goodwill is due to $2.5 million pertaining to an acquisition in the first half of 2006 and a reduction of $3.8 million for foreign currency translation of U.S. operations.
15. Employee Future Benefits
The future benefit expense of the Company’s defined benefit pension plans for each of the three months ended June 30, 2006 and 2005, was $0.9 million and $0.7 million, respectively. For each of the six months ended June 30, 2006 and 2005, the future benefit expense was $1.9 million and $1.3 million, respectively.
16. Subsequent Event
On May 19, 2006, EHSI executed a purchase agreement for the acquisition of three nursing facilities (239 beds) in Richmond, Kentucky for a total of $11.7 million (US$10.5 million) in cash. The acquisition was completed on July 31, 2006.

Extendicare Inc. June 2006	41

Facility Location and Resident Capacity

			Assisted Living and
at June 30, 2006	Nursing Centres		Retirement Centres		Chronic Care Units		Total
	Number of	Resident	Number of	Resident	Number of	Resident	Number of	Resident
By State/Province	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity	Facilities	Capacity

United States
Ohio	29	3,036	20	809	—	—	49	3,845
Pennsylvania	28	3,438	17	662	—	—	45	4,100
Indiana	19	1,866	23	965	—	—	42	2,831
Wisconsin	23	1,917	12	650	—	—	35	2,567
Washington	15	1,595	22	943	—	—	37	2,538
Texas	—	—	41	1,648	—	—	41	1,648
Kentucky	19	1,633	1	55	—	—	20	1,688
Minnesota	7	914	1	58	—	—	8	972
Oregon	3	216	19	658	—	—	22	874
Idaho	2	194	9	344	—	—	11	538
Arizona	—	—	9	400	—	—	9	400
South Carolina	—	—	9	351	—	—	9	351
Nebraska	—	—	9	324	—	—	9	324
New Jersey	—	—	9	437	—	—	9	437
Iowa	—	—	6	224	—	—	6	224
Louisiana	—	—	4	173	—	—	4	173
Delaware	1	120	—	—	—	—	1	120
West Virginia	1	120	—	—	—	—	1	120
Michigan	—	—	3	117	—	—	3	117

Total United States	147	15,049	214	8,818	—	—	361	23,867

Canada
Ontario	52	7,751	1	493	1	120	54	8,364
Alberta	13	1,137	—	—	—	—	13	1,137
Saskatchewan	5	654	—	—	—	—	5	654
Manitoba	5	762	—	—	—	—	5	762

Total Canada	75	10,304	1	493	1	120	77	10,917

TOTAL	222	25,353	215	9,311	1	120	438	34,784

By Type of Ownership
United States
Owned	131	13,211	153	6,434	—	—	284	19,645
Leased	9	1,025	55	2,104	—	—	64	3,129
Managed	7	813	6	280	—	—	13	1,093

Total United States	147	15,049	214	8,818	—	—	361	23,867

Canada
Owned	45	6,083	—	—	—	—	45	6,083
Leased	9	1,155	—	76	—	—	9	1,231
Managed	21	3,066	1	417	1	120	23	3,603

Total Canada	75	10,304	1	493	1	120	77	10,917

TOTAL	222	25,353	215	9,311	1	120	438	34,784

Extendicare Inc. June 2006	42

Investor Information

Stock Exchange Listings	Transfer Agents
Toronto Stock Exchange	Computershare Investor Services, Inc.
New York Stock Exchange (EXE.A only)	Tel: (800) 564-6253
Fax: (866) 249-7775
email: service@computershare.com
www.computershare.com

Shareholder Inquiries	Investor Relations
Jillian Fountain, Corporate Secretary	Christopher Barnes, Manager, Investor Relations
Tel: (905) 470-5534	Tel: (905) 470-5483
Fax: (905) 470-4003	Fax: (905) 470-4003
email: jfountain@extendicare.com	email: cbarnes@extendicare.com
Corporate Information
Extendicare Inc.’s 2005 Annual Report is available for viewing or printing on the Company’s website, in addition to news releases, quarterly reports and other filings with the securities commissions. Printed copies are available upon request to the Corporate Secretary.
Stock Symbol Change
Effective May 29, 2006, Extendicare’s trading symbols for its two classes of common stock listed on the Toronto Stock Exchange (TSX) changed. The symbol for the Company’s Multiple Voting Shares changed from EXE.MV to EXE. The symbol for the Subordinate Voting Shares changed from
EXE.SV to EXE.A, on both the TSX and the New York Stock Exchange.
Visit Extendicare’s website @ www.extendicare.com